       As filed with the Securities and Exchange Commission on December 15, 2004

                                       Registration Statement No. 333-__________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2
                             REGISTRATION STATEMENT

                                    Under the
                             Securities Act of 1933

                          EYE CARE INTERNATIONAL, INC.

                 (Name of Small Business Issuer in its Charter)

             Delaware                        7389                59-3206480
 -------------------------------   -----------------------  --------------------
 (State or other jurisdiction of      (Primary Standard       (I.R.S. Employer
          incorporation)            Industrial Class Code)   Identification No.)

                    1511 North Westshore Boulevard, Suite 925
                              Tampa, Florida 33607
                                  (813)289-5552
          ------------------------------------------------------------
          (Address and telephone number of principal executive offices and principal place of business)

                                 Clark A. Marcus
                      President and Chief Executive Officer
                    1511 North Westshore Boulevard, Suite 925
                              Tampa, Florida 33607
                      Tel:(813) 289-5552 Fax:(813) 289-5553
           ----------------------------------------------------------
           (Name, address, and telephone number of agent for service)

                                    Copy to:

                             David J. Levenson, Esq.
                              7947 Turncrest Drive
                                Potomac, MD 20854
                               Tel: (301)299-8092
                               Fax: (301)299-8093

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[_] If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                          CALCULATION OF REGISTRATION FEE

--------------------------------- -------------------- ---------------------- ----------------------- -----------------------
                                                         Proposed maximum        Proposed maximum
      Title of each class of        Amount to be          offering price            aggregate               Amount of
    securities to be registered      registered          per security (1)       offering price (1)       registration fee
--------------------------------- -------------------- ---------------------- ----------------------- -----------------------
Class A common stock, $0.001 par        15,541,296               $ 1.01             $15,696,708               $ 1,848
value
-----------------------------------------------------------------------------------------------------------------------------

Class A common stock, $0.001 par          1,720,000                1.01               1,737,200                   204
value (2)
-----------------------------------------------------------------------------------------------------------------------------

Class A common stock,                       236,344                1.01                 238,707                    28
$0.001 par value(3)
-----------------------------------------------------------------------------------------------------------------------------

Class A common stock,                       320,000                1.01                 323,200                    38
$0.001 PAR VALUE(4)
-----------------------------------------------------------------------------------------------------------------------------

Class A common stock,                       400,000                1.01                 404,000                    48
$0.001 PAR VALUE(5)
-----------------------------------------------------------------------------------------------------------------------------

Total                                   $18,217,640               $1.01              $18,399,816              $ 2,166

=============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. Represents the closing bid prices for the common stock of $1.01, as reported on the OTC Bulletin Board on December 10, 2004.

(2)      Represents shares underlying Series C convertible preferred stock.

(3)      Represents shares underlying convertible debentures.

(4)      Represents shares underlying options.

(5)      Represents shares underlying warrants.

         Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                          EYE CARE INTERNATIONAL, INC.
                   18,217,640 Shares of Class A Common Stock,
                                par value $0.001


All of the shares of Class A common stock covered by this prospectus are being offered and sold by the persons (individuals and entities) named under "Selling Security Holders," as follows: 15,541,296 existing shares outstanding, 1,720,000 shares to be issued upon conversion of Series C convertible preferred stock, 236,344 shares to be issued upon conversion of convertible debentures, 320,000 shares to be issued upon exercise of options, and 400,000 shares to be issued upon exercise of warrants. See "Description of Securities." The Selling Security Holders will receive all of the sales proceeds, but will bear none of the expenses of the offering; they will bear any underwriting discounts or commissions. No shares are being offered and sold by the Company and the Company will receive none of the sales proceeds, but the Company will bear all the expenses of the offering, estimated at $35,000, for registration, legal, accounting and transfer agent fees, taxes and printing.

In this prospectus, each of the terms "we," "us," "our," the "Company" and " Eye Care," and similar terms, all refer to Eye Care International, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shares of our Class A common stock are quoted and traded from time to time on the OTC Bulletin Board, trading symbol "EYCI." The high and low bid prices for such shares on December 10, 2004 were $1.02 and $0.75, respectively The Selling Security Holders will offer and sell their shares publicly at the market price or privately at a price related to the market price or at negotiated prices.

SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT MAKE THE OFFERING AND OUR SECURITIES SPECULATIVE AND RISKY.

                The date of this prospectus is December 13, 2004

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Prospectus Summary........................................................1
Selected Financial Data...................................................2
Management's Discussion and Analysis of Financial Condition
   and Results of Operation...............................................3
Risk Factors..............................................................9
Use of Proceeds...........................................................13
Description of Business...................................................13
Description of Property...................................................20
Management................................................................21
Executive Compensation....................................................23
Certain Transactions......................................................24
Principal Shareholders....................................................25
Selling Security Holders..................................................26
Plan of Distribution......................................................26
Description of Securities.................................................27
Trading Market and Related Shareholder Matters............................29
Disclosure of Commission Position on Indemnification
   for Securities Act Liabilities.........................................30
Legal Matters.............................................................31
Experts...................................................................31
Where You Can Find Additional Information.................................32
Financial Statements......................................................F-1

Until March 13, 2005 (90 days), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized any person, agent or entity to give any information or make any representation other than those contained in this prospectus. You should not rely on any such information or representation as having been authorized by us. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any state where offers or sales are not permitted.

                                      (i)

                               PROSPECTUS SUMMARY

This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this prospectus. Because it is a summary, it does not contain all the information you should consider before making an investment decision.

OUR COMPANY

We market memberships in a comprehensive, national, non-insurance based, quality discount eye care and eyewear plan. The memberships entitle plan participants to obtain eye care services and products from our network of providers at rates which range from 20% to 60% below retail. We recently acquired LBI Brokerage, a managing general agency and general agency for group health and group life insurance products, and the technology and patent rights related to the PhotoScreener(TM), a camera especially designed to detect various disorders of the eye in young and even preverbal children.

Our principal executive offices are located at 1511 North Westshore Boulevard, Suite 925, Tampa, Florida 33607. Our telephone number is (813) 289-5552.

THE OFFERING

All of the shares of Class A common stock covered by this prospectus are being offered and sold by the persons named under "Selling Security Holders," as follows: 15,541,296 existing shares outstanding, 1,720,000 shares to be issued upon conversion of Series C convertible preferred stock, 236,344 shares to be issued upon the conversion of convertible debentures, 320,000 shares to be issued upon exercise of options and 400,000 shares to be issued upon exercise of warrants. See "Description of Securities." CAPITAL STRUCTURE BEFORE AND AFTER THE OFFERING

Common Stock Outstanding:

BEFORE THE OFFERING: 27,668,452 shares, consisting of 23,205,650 shares of Class A common stock and 4,462,802 shares of Class B common stock

AFTER THE OFFERING: 27,668,452 shares, consisting of 23,203,650 Class A shares and 4,462,802 Class B shares, excluding an estimated 2,676,344 shares which will be issued whenever the debentures are converted and/or warrants are exercised.

In May 2004, shareholders approved an amendment to the Company's articles of incorporation to increase its authorized shares from 50,000,000 shares to 120,000,000 million shares. The authorized Class A common stock, par value $0.001 per share, was increased from 30,000,000 shares to 80,000,000 shares; the authorized Class B common stock, par value $0.001 per share, was increased from 10,000,000 shares to 20,000,000 shares; and the authorized "blank check" preferred shares were increased from 10,000,000 shares to 20,000,000 shares.

                            SELECTED FINANCIAL DATA

You should read the following summary of financial information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes, all of which appear elsewhere in this prospectus.

STATEMENT OF OPERATIONS DATA

                                  YEAR ENDED DECEMBER 31,     NINE MONTHS ENDED
                                   2003             2002      SEPTEMBER 30, 2004
                               ----------------------------   ------------------
    Revenues                   $    181,392    $    287,735      $    102,755
    Operating expenses            2,652,932       1,461,418         4,625,663
    Loss from operations         (2,471,540)     (1,173,683)       (4,522,908)
    Other income (expense)          928,402        (332,264)       30,797,925)
         Net loss              $  1,543,138    $  1,495,947      $ 35,320,833
    Preferred dividends               7,446          18,000                 0
    Net loss to common         $  1,550,584    $  1,513,947      $ 35,320,833
    Net loss per common share  $      (0.54)   $      (0.63)     $      (1.86)

BALANCE SHEET DATA

                           DECEMBER 31, 2003    SEPTEMBER 30, 2004
                           -----------------    ------------------

     Current Asset             $   67,438        $  194,146
     Current Liabilities       $4,814,409        $2,489,434
     Working Capital Deficit   $4,746,971        $2,295,288
     Total Assets              $   74,025        $  687,414
     Total Liabilities         $4,852,326        $2,898,658

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITON
                            AND RESULTS OF OPERATION

NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2003

RESULTS OF OPERATIONS

REVENUE. During the first nine months of 2004, revenues decreased $27,247 primarily because of the loss of two retail customers and reduced wholesale rates on a per member per month basis. The Company has shifted its emphasis from retail marketing of memberships to the wholesale marketing of its memberships and to the development of a more diversified and expanded wholesale customer base, one which will include the Company's program as a premium benefit under the wholesale customer's label.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A). The Company's SG&A expenses increased by approximately $849,000 for the nine months ended September 30, 2004 as compared to the same period in 2003. The more significant components of SG&A expenses were:

                                       SEPTEMBER 30
                                     2004           2003     INREASE (DECREASE)
                                  ----------------------     ------------------

     Payroll & related expense   $   857,629   $   735,306   $   122,323
     Officers Bonuses              2,343,750          --       2,343,750
     Commissions                       4,734        69,711       (64,977)
     Business travel                 294,603       110,421       184,182
     Professional fees               689,516       235,032       454,484
     All other SG&A expenses         433,895       280,537       153,358
          Total                  $ 4,624,127   $ 1,431,007   $ 3,193,120

Staffing additions of customer service representatives accounted for the majority of the increase in payroll and related expense.

During the first nine months of 2004 the Company issued common stock, as bonuses, to its executive officers. The recorded value of these transactions was $2,343,750.

Commission expense varies directly with the Company's sales. Approximately $50,000 of the decrease in the nine months ended September 30, 2004 was because there were no vitamin sales in the first nine months of 2004, as compared to sales of $250,000 during the first nine months of 2003; the Company believes the vitamin company ceased operations in 2004. The remaining difference was due to fewer sales and lower commission rates on wholesale sales as opposed to retail sales.

The increase in business travel expenses reflects the increased travel incurred for trade shows and increased time of our Chief Executive Officer away from the home office negotiating new contracts and raising capital.

Professional fees, which include expenses associated with legal, accounting and consulting, during the nine months of 2004 exceeded similar expenses during the first nine months of 2003 by about $454,000. Part of this increase was the result of increased securities work performed by both accountants and attorneys, combined with legal expenditures associated with proposed merger/acquisitions, plus increased financial/public relations consulting. Other legal costs of about $46,000 resulted from the issuance of common shares to attorney for services.

INTEREST EXPENSE. For the nine months ended September 30, 2004, interest expense of $111,458 was approximately $76,000 less than the same period in 2003 as a result of the conversion of over $2 million of indebtedness and accrued interest into shares of Class A common stock at the rate of two shares for each $1.00 converted.

DEPRECIATION EXPENSE. Depreciation expense for the nine months ended September 30, 2004 was lower than in prior periods because no major depreciable assets have been purchased during the last three years.

OTHER EXPENSES. Other Expenses for the first nine months of 2004 of $433,895 increased about $153,000 over the same period of 2003 due in large part to a $62,000 increase in allowance for uncollectible accounts, approximately $42,000 of relocation expenses for our new Chief Financial Officer and a $33,000 increase in office expenses.

GAIN ON CANCELLATION OF DEFERRED COMPENSATION AND FORGIVENESS OF ACCOUNTS PAYABLE. During the nine months ended September 30, 2003, the Company and two of its officers, Clark Marcus, Chief Executive Officer, and James Koenig, Chief Financial Officer, entered into agreements relinquishing their claims to deferred compensation (earned but unpaid) in the amounts of $424,985 and $511,654, respectively. In consideration for their agreements, the Company forgave collection of personal loans and advances totaling $282,984, $274,984 for Mr. Marcus, and $8,000 for Mr. Koenig. The resulting gain on this transaction to the Company was reduced by the tax liability associated with the forgiveness of debt, for which the Company had agreed to reimburse the officers. This transaction resulted in the Company recording a net gain of $577,654 in 2003.

CONSULTING EXPENSES FOR BUSINESS EXPANSION. During the nine month period ended September 30, 2004, the Company entered into various agreements with financial and business consultants, including Selling Security Holders Jana Corporation and OmniFirst Capital Corp., and May Davis Group and Fordham Financial Management, to assist in furthering its financial and business plan, including the expansion of its business. The consultants were to assist the Company in its efforts to effect acquisitions and to obtain relationships with sources of revenue. As an inducement to these consultants to provide these services, the Company granted them, in the aggregate, 5,700,000 warrants to purchase shares of our Class A common stock at an exercise price of $.01 per share. The Company also issued an aggregate of 3,600,000 shares to the consultants. The valuation of the warrants using the intrinsic value method and the common stock using the market value method resulted in a non-cash charge to expense in the first nine months of 2004 of $29,003,644. In October 2004, the Company and Fordham Financial verbally agreed that Fordham would return the 135,000 shares previously issued to it if it did not produce any acceptable equity financings by December 1, 2004.

STOCK SUBSCRIPTIONS RECEIVABLE. During the first nine months of 2004, holders exercised warrants for 2,050,000 shares of Class A common stock at exercise prices ranging from $.01 to $.50 per share. As a result, the Company recorded $59,816 as receivables due from the holders.

LIQUIDITY AND CAPITAL RESOURCES

The following table compares the Company's cash flows for the nine months ended September 30, 2004 and 2003:

                                                 NINE MONTHS ENDED SEPTEMBER 30
                                                    2004                2003
                                                 ----------------------------

     Net cash used by operating activities       $(2,346,109)   $  (752,691)
     Net cash used by investing activities          (141,537)       (65,431)
     Net cash provided by financing activities     2,599,067        743,500
                                                 -----------    -----------
     Net increase (decrease) in cash             $   111,421    $   (74,622)

From time to time, we experience cash flow shortages due to current operating demands of our market development and enhancement program and lack of capital resources. We have funded the Company's operations through the issuance of short-term notes payable, amounting to $2,599,067 during the nine months ended September 30, 2004. All short-term notes issued in 2004, except for $666,333 have been converted to Class A common stock of the Company. Of the $666,333, $366,333 is mandatory convertible debt to Class A common stock which would leave only $300,000 of new issue debt as a liability Although management to date has been able to manage these cash flow shortfalls without interruption to our business, there can be no assurance that necessary short-term financing will continue to be available. Management is seeking additional working capital to satisfy daily operating requirements. There can be no assurance that such additional financing will be available on terms acceptable to us.

During the October and November 2004, the Company issued approximately 1,800,000 shares of Class A common stock. Approximately 300,000 shares were issued for services that either have been or will be performed by consultants, approximately 700,000 shares were issued for the acquisition of the technology and patent rights related to PhotoScreener(TM), and approximately 800,000 were issued upon conversion of notes payable and accrued interest. The Company estimates the resulting non-cash charge resulting from the issuances of these securities to its fourth quarter 2004 income statement will be about $2.3 million.

The Company had entered into a financing agreement in December 2003 with Fordham Financial to provide equity financing and other consulting services.. In October 2004, the Company and Fordham Financial verbally agreed that Fordham will return the 135,000 shares previously issued to it if it does not produce any acceptable equity financings by December 1, 2004.

In August 2004, the Company raised $602,000 from the sale to Victus Capital Master Fund and Vicis Capital, L.P. of 43 shares each, or a total of 86 shares, of mandatory convertible Series C preferred stock, par value of $0.001, at a price of $7,000 per share, and 400,000 five-year warrants to purchase Class A common stock at $2.40 per share, the closing bid price of the Company's common stock on August 2, 2004. Each preferred share may be converted at any time until July 30, 2006, when conversion becomes mandatory. At the time of conversion, each preferred share shall be deemed to have a value of $10,000 and shall be convertible into common stock at the lesser of $2.88 per share or 75% of the lowest closing bid price for such shares during the five days immediately prior to conversion. The Company agreed to register for each preferred share up to 20,000 shares of Class A common stock for conversion of the preferred shares and exercise of the warrants, and the Company has registered in the registration statement of which this prospectus is a part, 1,720,000 shares and 400,000 warrants pursuant to that agreement.. Also, until July 30, 2006, the mandatory conversion date, each of Victus Capital and Vicis Capital has the right to purchase up to 1% of the number of equity securities issued by the Company in subsequent financing transactions, at the same price paid by the investors

In October 2004 the Company acquired the technology and patent rights for the PhotoScreener(TM), a camera especially designed to detect vision disorders in young and even preverbal children. The technology and patent rights were acquired from the Feakins Howson Partnership, for 187,500 shares of Class A common stock and the future issuance of 1,562,500 additional shares one year after the closing date. The Company also agreed to issue 750,000 additional shares to the Partnership for consulting services.

The Company reached an agreement to make the acquisition of Self-Funded Alternatives (SFA) and LBI Brokerage (LBI) in June 2004 in exchange for cash, notes payable and common stock. Subsequent to the acquisition, and by mutual consent, the acquisition was restructured whereby an agreement was reached to cancel the SFA transaction and modify the terms of the LBI acquisition. Pursuant to the terms of the modification agreement, the Company acquired 100% of all the issued and outstanding capital stock of LBI in exchange for 100,000 shares of ECI Class A common stock. The cash consideration to be paid for this transaction was cancelled.

                  FISCAL YEAR 2003 COMPARED TO FISCAL YEAR 2002

REVENUE. For fiscal year 2003 the Company's gross income of $431,392 exceeded the Company's gross income for fiscal year 2002 by $144,000. This increase resulted, in part, from the Company's receiving $250,000 for endorsing a vitamin product (produced by a vitamin company that has ceased operations), recorded in Other Income. The decline of approximately $106,000 in the Company's gross operating revenue derived from sales of memberships in fiscal year 2003, as compared to fiscal year 2002, resulted from the Company shifting its emphasis from retail marketing of memberships to wholesale marketing and to the development of a more diversified and expanded wholesale customer base. The Company expects that customers in the expanded wholesale base will include the Company's vision plan as a premium benefit under the customer's label.

Although several significant new wholesale customer contracts were negotiated during the fiscal year 2003, implementation has taken longer than anticipated by the Company. Several of the recently signed private label wholesale agreements provide that the Company's vision plan will be automatically included with all sales offerings of the customer's products or services. The Company anticipates that commission income derived from its agreement with a mail order fulfillment provider will be generated once the wholesale contracts are implemented. Revenue (commissions) received on vitamin sales, included in Other Income, associated with an agreement signed earlier in the year also should begin to generate revenue once the vitamin company receives adequate funding. Other Income includes $250,000 of revenue received in 2003 from this contractual arrangement with the vitamin company. We believe that the vitamin company has ceased operations, so we anticipate no commissions on vitamin sales in the future.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A). The Company's SG&A expenses of $2,647,992 in 2003 increased by approximately $1,196,000 over such expenses in 2002. The more significant components of SG&A expenses were:

                                                            Increase
                                  2003           2002      (Decrease)
                                  ----           ----      ----------

Payroll & Related Expenses     $1,274,982   $  925,324   $  349,658
Commissions                        81,737       16,609       65,128
Business Travel                   220,541      121,461       99,080
Insurance                         127,938      126,243        1,695
Professional/Consulting Fees      489,993      102,764      387,229
Rent                              117,677      116,107        1,570
Other Expenses                    335,124       43,268      291,856
                               ----------   ----------   ----------
        Total                  $2,647,992   $1,451,776   $1,196,216

Increased staffing accounts for the majority of the increase in payroll and related expenses. During most of 2002, the Company had not filled positions in Marketing, Provider Relations and Accounting. All of these positions , except for the Accounting position, were filled during most of 2003.

Commissions increased approximately $65,000 to $81,737 for 2003, primarily because of the increased commission expense associated with the revenue created from the vitamin contract.

Insurance expense for 2003 of $127,938 was nearly same as for 2002.

Professional/consulting fees of $489,993 in 2003 were approximately $387,000 higher than for 2002, primarily because the Company used consultants instead of hiring employees for certain functions and because of increased activities requiring legal and accounting assistance.

Other Expenses for 2003 increased nearly $292,000 to $335,124 mainly because of the expenses associated with the reverse one for five stock split, the use of temporary staffing personnel instead of hiring employees, increased printing costs and the settlement of claims.

INTEREST EXPENSE. Interest expense for 2003 of $364,511 increased by approximately $129,000 over 2002 as the Company issued additional interest bearing notes in late 2002 and during 2003 to fund operations. The interest rate on these notes was ten percent. The Company also issued warrants in lieu of granting higher interest rates. The cost associated with the warrants was $157,566 and was charged to Interest Expense.

DEPRECIATION EXPENSE. Although a majority of the Company's assets have been fully depreciated, the Company did acquire a limited amount of depreciable assets in 2003. As a result, depreciation expense, computed on a straight-line method over the assets' estimated lives, declined by nearly $5,000 in 2003.

OTHER INCOME/(EXPENSE) - FORGIVENESS OF DEBT. In 2003 the Company entered into agreements with Clark Marcus, its Chief Executive Officer, and James Koenig, its Chief Financial Officer, for the forgiveness of indebtedness owed by the Company for deferred compensation (earned but unpaid) at December 31, 2002 in of $424,985 and $511,654, respectively. Mr. Marcus and Mr. Koenig forgave the Company of the deferred compensation in consideration of the Company's forgiving $274,984 and $8,000, respectively, owed by them to the Company for loans and advancesThe Company also agreed to reimburse them for their tax liability for the forgiveness of their debt. Such reimbursement has not yet occurred.

The Company also negotiated a settlement with a vendor in 2003 which resulted in the vendor's forgiving the Company $112,000 in consideration of the Company's agreeing to pay the vendor commissions on specific vision membership sales.

LOANS TO STOCKHOLDERS AND OFFICERS. During 2003, loans and advances to Mr. Marcus and Mr. Koenig were settled, as described in the preceding paragraph. In prior years the Company had advanced amounts to them because they had deferred a major portion of their (earned by unpaid) compensation. In March 2003, the Company and Messrs. Clark and Koenig entered into agreements whereby each relinquished his claim to deferred compensation and the Company forgave them of loans and advances; any remaining amounts were eliminated by the officers' absorbing certain expenses they incurred on behalf of the Company, all as described in the preceding paragraph.


LIQUIDITY AND CAPITAL RESOURCES

The following summary table compares cash flows of the Company for the years 2003 and 2002:

                                                  2003            2002
                                               -----------    -----------
   Net cash used by operating activities       $(1,103,009)   $(1,054,536)
   Net cash used by investing activities            16,933        (35,961)
   Net cash provided by financing activities     1,009,405      1,159,900
                                               -----------    -----------

   Net increase or (decrease) in cash          $   (76,671)   $    69,403

From time to time, the Company experiences cash flow shortages due to current operating demands of its market development and enhancement program and its lack of capital resources. To date, management has been able to handle these shortfalls without interruption to the business by issuing short-term notes. During 2003, $978,500 in short-term notes payable were issued, at 10% annual interest.

In June 2003 the Company entered into an agreement with three individual holders of Series B preferred stock, settling an action brought by them against the Company, its directors and officers. Pursuant to the agreement, the Company redeemed all of the holders' preferred stock for the following consideration: a promissory note in the principal amount of $664,950, due June 1, 2004, including interest accruing at the rate of 1.53% per annum, $549,950 of which has been paid and $115,000 of which was extended from time to time and remains payable, with accrued interest. We also issued warrants entitling the three holders to purchase up to 299,406 shares of Class A common stock at an exercise price of $2.1875 per share at any time until June 1, 2005 (modified and extended from May 12, 2003); the warrants are exercisable at any time prior to the sixth business day after the Company delivers written notice of its intent to pay the note in full within thirty days. The warrants terminate, pro rata, as the promissory note is paid.

In December 2003 we entered into an investment banking agreement with Fordham Financial Management to provide advice concerning strategic corporate planning, long-term investment policies, mergers and acquisitions and to provide financing through a private offering. In October 2004, the Company and Fordham Financial verbally agreed that Fordham would return the 135,000 shares previously issued to it if it did not produce any acceptable equity financings by December 1, 2004.

In January 2004, we entered into an investment banking arrangement with the May Davis Group to assist in a private offering of up to $5 million for the Company, through the issuance of three-year mandatory convertible debt with an annual interest rate of 7%. The conversion price is the lesser of (a) 120% of the closing bid price on the closing date or (b) 75% of the lowest closing bid price during the five trading days immediately preceding the conversion date. Since February 6, 2004, we have received $366,333.

During the first quarter of 2004, some of the Company's debt holders converted their promissory notes with the related accrued interest into Class A common stock of the Company at the rate of $0.50 per share. As of April 1, 2004, approximately $1.9 million of promissory notes (over 54% of the outstanding balance at year-end 2003) and over $200,000 of accrued interest related to the notes has been converted to equity, thus reducing the Company's need for cash.


We plan to continue to meet our liquidity needs through the issuance of short-term notes payable, the proceeds of which will be used for completing the development of the Company's marketing plan, building the necessary administrative infrastructure.

CONTRACTUAL OBLIGATIONS

We do not have any material contractual obligations requiring payments over the next five years.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements, as of December 31, 2003 or as of the date of this prospectus, that have or are reasonably likely to have a current or future effect on our financial condition or results of operations.

                                  RISK FACTORS

In addition to the other information contained in this prospectus, the following risk factors should be considered carefully by prospective investors prior to making an investment decision. These factors make the offering speculative and risky. Certain information in this prospectus contains forward-looking statements. Forward-looking statements deal with our current plans, objectives, projections, expectations, assumptions, strategies, and future events. Words such as "may," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," "should," "could" and variations of such words, and similar expressions are intended to identify such forward-looking statements. Similarly, statements that describe our plans, our strengths and weaknesses, our business strategy and the trends we anticipate in the industry and the economies in which we operate and other information that is not historical information also are forward-looking statements.

We cannot assure that future results covered by the forward-looking statements will be achieved or that the events contemplated will occur or have the effects anticipated. The matters discussed are cautionary statements identifying important factors, including certain known and unknown risks and uncertainties, that could cause actual results to vary materially from the anticipated results covered in such forward-looking statements.

RISKS RELATING TO OUR BUSINESS

POOR FINANCIAL POSITION. For each of the three years ending December 31, 2003 and for the nine months ended September 30, 2004, our operations have generated a net loss and negative operating cash flows. As of September 30, 2004, we had a deficit in working capital of approximately $2,295,288 and total liabilities exceeded total assets by approximately $2,211,244. We will require additional financing to fund our operations unless we generate sufficient funds from operations. There can be no assurance that we will be successful in raising additional capital or that we will operate profitably. If our history of losses continues, our shareholders may lose some or all of their investments.

LOSSES FROM RECENT OPERATIONS. The Company incurred net losses of $1,550,584 for the fiscal year ended December 31, 2002, $1,513,947 for the fiscal year ended December 31, 2003 and $35,320,833 for the nine months ended September 30, 2004, including non-cash expenses for issuances of securities of $29,000,000. We anticipate generating losses for the next 12 months and expect to have an operating loss for the fiscal year ending December 31, 2004. Therefore we may be unable to continue operations in the future as a going concern. Our plans to deal with this uncertainty include raising additional capital or entering into a strategic arrangement with a third party. There can be no assurance that our plans can be realized and if we cannot attain and maintain profitability in the future, our shareholders may lose all of their investments.

DEPENDENCE ON KEY PERSONNEL. The success of the Company is largely dependent upon the continued contributions of its key management personnel. The success of the Company also depends upon its ability to attract and retain additional qualified management personnel. The process of locating personnel with the combination of skills and attributes required to implement the Company's strategies is very competitive and often time-consuming and there can be no assurance that we will be successful in attracting and retaining such personnel. The loss of the services of key management personnel or the inability to attract additional qualified personnel could limit or disrupt our future operations and adversely affect our business, financial condition and results of operations.

GOVERNMENT REGULATION. Health care regulations or health care reform initiatives could materially adversely affect our business, financial condition and results of operations. We are not an insurance company, but we may be subject to various federal and state governmental regulations pertaining to the delivery of health care services by our network of ophthalmologists and optometrist, including:

         o        anti-kickback statutes;

         o        self-referral laws;

         o insurance and licensure requirements associated with PPO and other services that may be provided to leading insurance companies by our pending acquisitions;

         o        civil false claims acts;

         o        corporate practice of medicine restrictions;

         o        fee-splitting laws;

         o        facility license requirements and certificates of need;

         o regulation of medical devices, including laser vision correction and other refractive surgery procedures; and

         o        FTC guidelines for marketing laser vision correction.

These laws and regulations may change or be interpreted in the future to either restrict or adversely affect our business activities or relationships with our eye care providers. In addition, federal and state governments are currently considering various types of healthcare initiatives and comprehensive revisions to the health care and health insurance systems. Some of the proposals under consideration, or others that may be introduced, could, if adopted, have a material adverse effect on our business, financial condition and results of operation. See "Business - Government Regulation."

DEPENDENCE ON OUR NETWORK OF OPHTHALMOLOGISTS AND OPTOMETRISTS. We have a national network of optometrists and ophthalmologists located near most major metropolitan areas. Our network of eye care professionals is the most important part of our operating strategy. No assurances can be given as to the likelihood of events adversely affecting the relationship with these eye care professionals or our ability to expand the number of optometrists and/or ophthalmologists in our network. Any one of the following events could adversely affect our relationships with our network and therefore our results of operation: (i) a dispute with an optometrist or group of optometrists controlling multiple practice locations, (ii) a government or regulatory authority challenging our operating structure or our relationship with our network, or (iii) other regulatory, judicial or legislative changes to applicable laws or regulations resulting in changes to our operating structure or strategy. See "Business - Government Regulation."

COMPETITION. There is intense competition among providers of eye care and eyewear, both nationally and locally. There are numerous entities and individuals that compete with each other, as well as with the Company and its network, for the same customers of eye care and eyewear. Competition is on the basis of price, customer service and quality of products. Many competitors have substantially greater financial and marketing resources than the Company; some have stronger name recognition, brand loyalty and long-standing relationships with our target customers. The future success and profitability of the Company is dependent upon our ability to compete and our failure to do so could adversely affect our business, financial condition and results of operation.

We compete in the highly competitive field of health care service against established organizations, including other discount vision plans and insurance-based vision plans and health maintenance and preferred provider organizations that provide group health care on a discount basis to their members. Although these types of organizations represent competition, they also represent a viable market for the sale of our vision care plan since our discount vision care plan can be sold as a supplement to an existing, but smaller (less locations) program, or a discount vision plan that does not include the medical services of ophthalmologists. We also compete, to a lesser extent, against individual ophthalmologists who do not offer discounts to their patients but who may have a loyal patient base. Our success in the marketplace will depend, in part, upon our ability to attract and retain a large number of Ophthalmologists in our network.

Our primary competitors include national insured and discount eye care programs. There are two primary types of national eye care programs in place in the United States. The discount model typically offers its members significantly reduced pricing on optometric services which are typically limited to eye exams and related eye care products. The ophthalmologic services offered, if any, are limited to discounts on LASIK surgery. The insured model provides limited vision coverage through co-pays on both eye exams and eye care products for services provided by in-network providers. The insured model typically does not cover elective procedures.

NO DIVIDENDS EXPECTED. We have not paid any cash or other dividends on our common shares since inception and we do not expect to pay any dividends in the future. It is anticipated that earnings, if any, will be used in the Company's operations and to finance the expansion of its business.

RISKS RELATING TO THE OFFERING

SHARES ELIGIBLE FOR SALE. The sale or availability for sale of substantial amounts of our shares of common stock in the public market, including shares covered by this prospectus and shares issuable upon exercise of outstanding stock options or warrants, or the perception that such sales could occur, could adversely affect the market price of our common stock and also could impair our ability to raise capital through future offerings of our shares. As of December 1, 2004, we had 27,668,452 issued and outstanding shares of Class A common stock and the following additional shares were reserved for issuance:

         o        2,507,840 shares upon exercise of warrants

         o        320,000 shares upon exercise of options

         o        236,344 shares upon conversion of convertible debentures

         o 62,000 shares upon conversion of Series A convertible preferred stock

         o 1,720,000 shares upon conversion of Series C convertible preferred stock

See "Description of Securities."

In addition, on the effective date of this prospectus, a total of 15,541,296 outstanding shares of Class A common stock to be offered and sold by Selling Security Holders will be eligible immediately for sale in the public market. We have requested the Selling Security Holders agree to the provisions of Rule 144, and as of this filing, holders of approximately 80% of said shares have done so. Additional shares that now are "restricted securities" will become eligible for sale in the public market, subject to the provisions of Rule 144. The sale or availability for sale of such a large number of shares in the public market could have a depressive effect on the market price.

OPTIONS AND WARRANTS WITH NOMINAL EXERCISE PRICES; POTENTIAL DILUTION; AND ADVERSE EFFECT ON FUTURE FINANCINGS. A substantial number of options and warrants have been issued and are outstanding with nominal exercise prices. As of December 1, 2004, there were: outstanding options to acquire 320,000 Class A shares at exercise prices of $.50 per share and expiring on December 15, 2004, and warrants to acquire 2,507,840 Class A shares at exercise prices ranging from $.01 to $5.00 per share and expiring from May 2005 to August 2009. For the life of the options and warrants, the holders are given, at nominal cost, the opportunity to profit from a rise in the market price for the Class A shares, with a resulting dilution in the interest of shareholders. Moreover, the terms on which the Company could obtain additional capital during the life of the options and warrants may be adversely affected since the holders might be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new securities offering on terms more favorable than those provided for by the options and warrants.

LIMITED OR SPORADIC MARKET QUOTATIONS; POSSIBLE ILLIQUIDITY; PENNY STOCK RESTRICTIONS. Our shares are quoted and traded from time to time on the OTC Bulletin Board and in the so-called "Pink Sheets," but quotations are limited and sporadic. As a result, our shareholders may find it difficult to obtain accurate quotations concerning the market value of their shares. Shareholders also may experience more difficulty in attempting to sell their shares than if the shares were listed on a stock exchange or quoted on the NASDAQ Stock Market.

Our common shares are classified as a "penny stock" because they are not traded on a national stock exchange or on the NASDAQ Stock Market and the market price is less than $5.00 per share. SEC rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor." Among other things, a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to the our common shares could adversely affect the market liquidity of the shares, which in turn may adversely affect the ability of shareholders to resell the shares. As a result, investors may not be able to liquidate their shareholdings as quickly as they might otherwise be able to do and therefore they may lose some or all their investments.

VOLATILITY OF MARKET PRICE. The market price of our common shares has been and we expect it to continue to be highly unstable. Since January 2004, our market price has ranged from a high of $4.45 per share to a low of approximately $0.88 per share. As a result, the value of your shares may be highly volatile regardless of the intrinsic value of the Company. In addition, the market price could be subject to fluctuations in response to such factors as announcements by other companies, research and development activities in the eye care and eyewear industry, new or existing products or procedures, signing or termination of partnership and strategic alliance agreements, concerns about our financial position, variations and fluctuations in our operating results, litigation, government regulation, developments or disputes relating to agreements, general economic conditions and industry and market volatility. Such volatility and fluctuations would make it difficult for shareholders to determine the market value for their shares or to liquidate their shareholdings.

                                 USE OF PROCEEDS

All of the shares of common stock covered by this prospectus are being offered and sold by the "Selling Security Holders." The Selling Security Holders will receive all of the sales proceeds, but will bear none of the expenses of the offering; but they will bear any underwriting discounts or commissions. No shares are being offered and sold by the Company and the Company will receive none of the sales proceeds; but the Company will bear all the expenses of the offering, estimated at $35,000, for registration, legal, accounting and transfer agent fees, taxes and printing.

                             DESCRIPTION OF BUSINESS

OUR HISTORY

We were incorporated under the laws of Delaware on May 31, 1994 and are a successor by merger to Eye Care International, Inc., a Florida corporation, in March 1995. Our principal executive offices are located at 1511 North Westshore Boulevard, Suite 925, Tampa, Florida 33607 and our telephone number is (813) 289-5552.

OUR BUSINESS

We market memberships in a comprehensive, national, non-insurance based, quality discount eye care and eyewear plan. The memberships entitle plan participants to obtain eye care services and products from our network of providers at rates which range from 20% to 60% below retail. We recently acquired LBI Brokerage, a managing general agency and general agency for group health and group life insurance products.

Substantially all of our revenues are derived from membership fees paid to us by individual subscribers or sponsoring organizations that offer or purchase our vision care program to their employee members.

Less than 1% of revenues are derived from individual subscribers who are not associated with either a corporate or affinity group entity with which the Company contracts.

We are the only national discount vision network with ophthalmologists who have agreed to discount all of their medical services; we also are the nation's largest optometric discount vision network. Our network has providers at nearly 13,000 locations, and is comprised of over 2,000 ophthalmologic practices and approximately 11,000 optometric, optician and optical locations. Ophthalmologists, optometrists and opticians participating in our vision care network are located within reasonable proximity to all major metropolitan areas within the United States. In "Our Discount Vision Plan," every surgical procedure, including all types of laser surgeries (LASIK, RK, CO2 laser), are discounted. Our optometric network consists of both large chain companies and a wide variety of boutiques and specialty shops. Most other discount vision networks only offer discounts on optometric products and services. We also have approximately 150 provider locations, or about 1.2% of the network, outside the United States.

By having access to a full range of eye care services/eyewear products offered by our network of providers, at discounted rates, members of our vision care plan are able to obtain a comprehensive eye care service package, including elective cosmetic surgical procedures such as LASIK or vision correction surgery, CO2 laser skin resurfacing or wrinkle removal surgery and other laser surgical procedures performed by ophthalmologists. These generally expensive elective procedures are traditionally not covered by insurance or Medicare. Our members can obtain these elective procedures from our providers at a discount of 20% from an ophthalmologist's usual and customary rate. We believe our negotiated rates with ophthalmologists exceed the lowest negotiated rates afforded to insurance carriers for all Medicare coded procedures. Our non-Medicare eligible members receive a 20% discount from the Medicare allowable fee schedule. For all non-coded, elective procedures, all members receive discounts of 20-25% below an ophthalmologist's usual and customary rates. All of our members not eligible for Medicare may receive greater discounts for surgical procedures that are typically covered by Medicare, such as cataract surgery, since the 20% discount applies to the Medicare allowable rate for procedures rather than the ophthalmologist's usual and customary rate, which generally is significantly higher. Although individuals eligible for Medicare participate in our vision care program, they only receive discounts on surgical procedures not covered by Medicare.

Our providers offer eyewear products to our members at nationally listed wholesale prices, plus a $30 to $50 dispensing fee paid to the provider. This generally creates a savings in the range of 40% to 60% from retail prices. We also offer a mail order program through which members of our vision care network may order replacement contact lenses and designer or non-designer sunglasses at savings ranging from 20% to 50%.

INDUSTRY OVERVIEW

According to an industry publication, the total United States retail vision care market, including services, exceeded $22.8 billion in 2002, with an average growth rate of 2.5%. The breakdown of the retail eye care market is as follows:

Optical Retail (sales from all optical retail locations) $16.2 billion
Eye Exams (excluding retail locations)                   $ 3.6 billion
Sunglasses/Clips (excluding retail locations)            $ 1.8 billion
Refractive Surgery (excluding retail locations)          $ 600 million
Over-the-Counter Readers (excluding retail locations)    $ 400 million
Contact Lenses (excluding retail locations)              $ 200 million
                                                         -------------

                                             TOTAL       $22.8 billion
                                                         -------------

Since 1990, the retail market has seen consistent annual growth rates of 2% to 4%. With an estimated 50% of the United States population currently requiring vision correction and with significant expected growth, due primarily to the aging population, management believes the vision care market is poised for explosive growth rates in the near future. Of the approximately 164 million individuals who require vision correction, approximately 130 million require glasses, a need which is not necessarily eliminated by the use of refractive surgery.

Prior to 1958 there was no viable vision care product available to the public. However, the establishment of a not-for-profit organization, based in California and operating under a prepaid approach, filled this void. Until the early 1980's, this organization had sole control of this niche market, while competing with traditional indemnity vision plans offered by the Blue Cross/Blue Shield organization and a few other insurers. By the 1980's, more rapid changes were beginning to take place in the benefits field and the healthcare system itself. Along with these changes, the first vision care preferred provider organization, or PPO, was established. This was the first vision care plan offering based upon a contractual relationship, other than prepaid or indemnity, with the providers of vision services. Over the last five years, we believe this particular type of PPO relationship has developed into the most popular and fastest growing vision benefit alternative in the United States.

Vision benefits are continuing to grow, as more and more marketers, administrators and insurance carriers are automatically including vision benefits in their employee package offerings. Employers and healthcare administrators provide a vision benefit not only to attract new employees but also to retain employees.

THE MARKET

Major market targets for the vision industry include children and young adults (25 and under), the growing population of aging Baby Boomers, and international opportunities.

Approximately 50% of the United States population, or 164 million, is known to need corrective eyewear. More specifically, the aging of America reflects a growing increase in a population requiring some form of vision correction. Fifty percent of the United States workforce is over 40, the age when the need for near vision correction (presbyopia) usually begins. The prescription a person gets at 40 will most likely need to be changed a minimum of two times before the age of 50. Medicare does not cover these costs, with the exception of providing a single pair of glasses per lifetime and then only after surgery.

Children are also a key target when it comes to the necessity for vision assessment. Studies have shown that 50% of all cases of adult blindness are generally preventable up to the age of 12. There are a growing number of states that have come to the realization that an eye exam is critical for children prior to entry into the first grade. Legislation is pending in several; states, and Kentucky is the only state to have enacted a law, requiring children to have an eye exam as opposed to a screening before entering school.

Approximately 50% of all children in elementary school living at or below the poverty line have been shown to require corrective eyewear; most of these children do not have access to such care. Also, approximately 50% of the working population require corrective lenses. Additionally, along with the development of technological advancements, the workplace has become a centerpiece for recently seen vision problems. The condition known as Computer Vision Syndrome ("CVS") has now reached widespread levels. Twenty five percent (25%) of first-time optometric visits reportedly are prompted by complaints of CVS. Employers are now placing more emphasis on the role of preventative healthcare, including that of preventative vision care.

In 2002 the contact lens market was approximately a $2.8 billion industry. Of the approximately 50% of Americans who require corrective eye wear, approximately 20% use contact lenses; of the 20%, approximately 85% use soft lens (soft lens users incur frequent purchases of replacement lens); the average contact lens wearer spends approximately $350 to $750 per year on contact lenses.

Companies in the field of laser surgery (including PRK and LASIK) also continue to make significant progress in the development of laser systems that can improve patient results, decrease recovery time, and broaden the market for surgical vision correction. Laser-assisted vision correction procedures are predicted to approach 3 million by the end of 2004. These procedures are not covered by traditional insurance programs, but are covered by our plan.

OUR TARGET MARKET

We market our discount vision care plan to corporations for their employees, large sales organizations (such as insurance companies and sellers of multi-discount programs that include our discount vision plan as part of their programs), and affinity groups created because of a common relationship or interest, such as religious, fraternal, trade and professional organizations. We are involved in all stages of product development, from training individual sales agents to the design and implementation of a specific marketing program at the corporate and affinity group level. These organizations can either purchase our discount vision care plan for, or offer it to, their employees or members as a supplement to existing health care insurance plans or other benefit programs or as a stand-alone benefit. Sponsors of healthcare programs, including other discount vision plans, may secure for their members the right to use the providers in our vision care network.

OUR DISCOUNT VISION PLAN

Our discount vision plan is sold to consumers for a fee through either retail or wholesale channels. We provide our members access to discounted vision products and services through our provider network of ophthalmologists, optometrists and optical outlets. We also offer our members a mail order segment of the discount vision plan. We have negotiated low rates with ophthalmologists which we believe exceed discounts provided to large insurance carriers; for all coded procedures recognized by Medicare as necessary; our members who are non-Medicare eligible patients receive a 20% discount from the Medicare allowable fee schedule. For all non-coded, elective procedures, all members receive discounts of 20-25% below an ophthalmologist's usual and customary rates.

Member benefits (with automatic full family coverage) are as follows:

         o        One free eye exam per year per family

         o        Substantial discounts on subsequent eye exams

         o Substantial discounts on vision care products purchased from provider locations, including frames, lenses, contact lenses and sunglasses

         o Substantial discounts on elective and non-elective medical and surgical procedures including refractive surgery and laser skin resurfacing

         o Substantial discounts on replacement contact lens as well as designer and non- designer sunglasses, safety glasses and other sundry items purchased directly from us through our mail order program

OUR MAIL ORDER PROGRAM

We market at significantly discounted prices select products, including contact lenses, sunglasses and other sundry products, and a wide range of non-eye care/ eyewear products directly to our members by partnering with wholesale suppliers. Our responsibility is limited to order taking and collection at the time of order. Our vendor-partners are responsible for fulfillment and delivery. We receive commissions of 10% on all gross products sales under currently negotiated agreements.

Our relationship with our vendor partners provides significant benefits to the manufacturers and distributors of various products by helping them reach large numbers of consumers since our discount vision plan is designed to attract consumers to our mail order program. Members of our discount vision plan benefit by their ability to purchase products and services through our mail order program, at discounted prices and with delivery directly to their homes.

PROVIDERS

Our national vision care network offers its members access to ophthalmologists who discount all of their services. Our network includes over 2,000 ophthalmic locations and almost all of our participating ophthalmologists are either Board Certified or Board eligible for certification. Ophthalmologists participating in our network discount their usual and customary fees by 20% for procedures not coded by Medicare. Each ophthalmologist establishes his own usual and customary rates for elective surgical procedures. Members in our vision care plan can compare the rates charged by participating ophthalmologists with those of other ophthalmologists in the same area by asking those other ophthalmologists for the rates they charge for performing the same surgical procedures. We do not offer rate comparisons or provide members with advice concerning the rates charged by participating ophthalmologists or any others. Medicare coded procedures are discounted by 20% off of the Medicare allowable rate for members not eligible for Medicare. Members eligible for Medicare pay the Medicare allowable rates for Medicare coded procedures.

We also have entered into contracts with the sellers of other health care plans whereby we are either the vision component of such plans or a supplemental part of such other plans. An arrangement where our discount vision plan is automatically included in health plans of others provides us with revenue and access to millions of participants; we are paid an access fee for allowing the health plan members to seamlessly use a portion of our plan, but we do not assume any risk of loss.

MARKETING

We provide access to the our discount vision plan to consumers through relationships with various retail and wholesale channel partners, including large employers groups, insurance providers, medical plan packagers, trade and industry groups and affinity organizations. We target organizations with greater than 100,000 lives as their primary wholesale targets through various marketing arrangements which include non-private label, co-branding, and private-label arrangements. Our fee varies depending upon the type of transaction, i.e., retail and/or wholesale; the type of sale, i.e., voluntary offer and/or automatic inclusion; and the size of the group.

Over the first two and one-half to three years of operation following inception in 1994, we concentrated our efforts on the development of our vision care network, particularly the establishment of the first national discount network of ophthalmologists who would agree to discounts on all of their services. The process of building out the ophthalmologic portion of the network proved to be considerably more difficult and time consuming than initially anticipated by management. Management believes that this was primarily due to the general perception at the time that managed care and insurance would continue to dominate the health care industry and ophthalmologists' reluctance to enter into discount arrangements. The perception of the prevailing health care model changed slowly over time. Management believes that it took approximately eight years to construct what it believes to be a dominant ophthalmic network; one capable of withstanding intrusion by competitors and one capable of adequately servicing the Company's target markets. By contrast, the Company's optometric network developed considerably faster, thus, providing the Company with the opportunity of market introduction prior to a time when its ophthalmology network was sufficient to service the ultimate target market of the Company. Throughout the process, the Company was thus able to commence the marketing of its plan to certain employer organizations, including major corporations and small to medium-sized business entities. During that period, our objective was to demonstrate the market acceptability of our plan and to establish relationships with large national sales and benefit consulting organizations, insurance companies, health maintenance and preferred provider organizations and third party administrators.

It was, and remains, our belief that once we established market acceptability of our plan, it would ultimately be marketed primarily through health care consultants and other organizations marketing health care programs at retail and, to a much lesser extent, our own sales efforts. We believe this strategy has proven, and will continue to prove, itself to be effective, especially in view of our what we consider to be our unique position in the vision care industry as being easily "affordable" at both a wholesale and retail price levels, and also as a result of our continued position as the only national discount vision plan combining the services of ophthalmologists with optometric providers.

Through this marketing strategy, our discount vision plan is marketed, directly and indirectly, to businesses, affinity groups, individuals and packagers of other health care programs. It may be offered as a supplement to already existing forms of health care coverage or may be purchased on a free-standing basis. A corporation or individual need not have insurance coverage to access our plan. Also, because our provider network is "national," our plan can usually match all of the geographic requirements of any national insurance program and meet the needs of migratory populations, such as retirees. We believe these features make our plan particularly attractive to large health care insurance companies, health maintenance and preferred provider organizations and other packagers of various health programs that market their health care programs over a large geographical area.

As part of our marketing efforts, we work closely with our customers' internal benefits departments on the design and implementation of a specific marketing program. Once the "sale" is made, we generally receive from our customer a computer disk with all of the pertinent personnel information (name, social security or identification number and address) of the employees/members and/or retirees who will be covered by the plan. We are then able to upload all of this information and within approximately ten business days send out customized "Welcome Packs" which outline the benefits of the plan as well as furnish a list of providers in the new member's zip code. The "Welcome Pack" also includes a personalized membership card, listing the member's name, identification number and plan expiration date. Depending on the requirements of our customer, we either send the "Welcome Packs" directly to the individuals or bulk ship them to a designated location for distribution by the customer.

When marketed as a stand-alone product, we maintain two pricing structures: an individual/family annual membership price of $79.00 and a corporate/affinity group annual membership price of $28. We have a "sliding scale" purchase price ranging from $16 to $28, in order to provide discounts to large quantity purchasers of our plan. A membership can be cancelled at any time during the first thirty days with a full refund; however, refunds have historically occurred well below the one percent level. In addition the Company guarantees that if a member uses the membership in good faith during the membership period and does not save at least as much as the membership fee, we will refund the difference. Historically, requests for refunds are rare. Additionally, we maintain a "private label" pricing structure. When our plan is sold through an existing insurance agency or packager, the insurance agency or packager incurs practically no additional overhead. We believe this feature enhances the attractiveness of our plan to such selling entities by providing them with a relatively inexpensive product that fills an otherwise overlooked need in health care. There are no record-keeping burdens on the corporate/affinity group customers since we handle all clerical and administrative functions.

We intend to strengthen and broaden our overall marketing efforts by:

         o establishing a dedicated regional support staff that will work directly with our independent sales agents, corporate/affinity accounts and marketing partners to facilitate and encourage sale of our vision plan
         o instituting targeted public relations campaigns on both national and local levels
         o enhancing promotional support programs, including image promotion and sales incentive
         o establishing and maintaining, through personnel and computer software programs, the capability of functioning as a third party administrator, either through the establishment of a wholly-owned subsidiary or otherwise

COMPETITION

We compete in the highly competitive field of health care services against established organizations, including other discount vision plans, insurance-based vision plans and health maintenance and preferred provider organizations that provide group health care on a discount basis to their members. Although these types of organizations represent competition, they also represent a viable market for the sale of our vision care plan since our discount vision care plan can be sold as a supplement to an existing, but smaller (less locations) program or a discount vision plan that does not include the medical services of ophthalmologists. We also compete, to a lesser extent, against individual ophthalmologists who do not offer discounts to their patients but who may have a loyal patient base. Our success in the marketplace will depend, in part, upon our ability to attract and retain a large number of ophthalmologists in our network.

Our primary competitors include national insured and discount eye care programs. There are two primary types of national eye care programs in place in the United States. The typical discount model offers its members significantly reduced pricing on optometric services which are limited to eye exams and related eye care products; the ophthalmologic services offered, if any, are limited to discounts on LASIK surgery. The typical insured model provides limited vision coverage through co-pays on both eye exams and eye care products provided by in-network providers. The insured model typically does not cover elective procedures.

As part of our marketing strategy, we seek to attract our competitors as customers since our program includes ophthalmologists who discount all of their services substantially below Medicare allowable rates and which rates are usually substantially below the rates that our competitors have been able to negotiate.

We believe we have number of competitive advantages over all other vision care plans because:

o We offer the only national discount eye care/eyewear network that combines ophthalmologic and optometric services on a discount fee-for-service basis. No other national discount program offers a full range of ophthalmologic services, all of which are discounted. All of our participating ophthalmologists contract exclusively with us and agree not to provide their services to any other national, non-insurance based, discount fee-for-service network. Our network is the largest national discount vision network in the United States.
o        All our programs provide one free eye exam per family membership..
o We offer a discount on traditionally non-covered surgical procedures, such as LASIK vision correction surgeries, CO2 laser skin resurfacing or wrinkle removal surgery and other laser surgical procedures.
o We market to major insurance companies, health maintenance and preferred provider organizations, which may offer our vision plan as part of, or as a supplement to, their existing health care programs.
o Our network is not dependent on any one or several retail chains. Our national network of eye wear providers gives members the convenience of having a provider nearby and protects both our members and us from loss of service because of retail closures.
o We do not require that our corporate customers attain minimum employee participation to implement the plan.
o We have a mail-order program for replacement contact lenses and sunglasses at wholesale prices. o We have exclusive direct contracts with 100% of our ophthalmologists and non-exclusive direct contracts with approximately 95% of the optometric locations in our network. Direct contracts have a positive impact on our ability to handle customer or provider grievances. Although rare, customer grievances are generally of the nature of the provider's staff not recognizing the company's membership card, usually due to staff turnover at the provider's location. Because of our ability to work with the provider, as opposed to working through a third party having direct contractual relationships with the providers, we are able to expediently resolve grievances, usually to the member's satisfaction.

GOVERNMENT REGULATION

Since our program is a point-of-service discount plan, and not insurance, there are no specific industry regulations of federal or state governments that apply to us. EMPLOYEES As of December 10, 2004, we had thirteen full-time employees, including our officers.

                             DESCRIPTION OF PROPERTY

Our executive offices are located at 1511 North Westshore Boulevard, Suite 925, Tampa, Florida 33607 and our telephone number is (813) 289-5552. We lease these facilities, consisting of approximately 4,400 square feet, pursuant to a lease that expires on June 30, 2006, at a monthly rental of $10,158.05. Our current rental rate is $23.92 per square foot until June 30, 2005 and will increase to $24.88 per square foot until June 30, 2006. Our lease does not include a renewal option after June 30, 2006. We consider these facilities to be adequate for the foreseeable future.

                                   MANAGEMENT

         The following is a list of our current directors and executive officers:

         Name                      Age           Position
-------------------------------------------------------------------------------
Clark A. Marcus                    62            Chairman, President, Chief
                                                 Executive Officer and
                                                 Director
Scott M. Carson                    40            Executive Vice President and
                                                 Chief Financial Officer
James L. Koenig                    57            Secretary and Director
Arnold Finestone, PhD.             74            Director
William H. Koch, M.D.              66            Director
Sharon Kay Ray                     46            Director
John A. Schild                     64            Director
Arthur Yeap                        48            Director

All our directors hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified and all executive officers hold office at the discretion of the Board of Directors. CLARK A. MARCUS, one of our founders, has served as Chairman of the Board and Chief Executive Officer since May 1994. He also has served as President since February 1996. Mr. Marcus had been a practicing attorney, since 1968, and was senior partner in the New York law firms of Victor & Marcus and Marcus & Marcus.

SCOTT M. CARSON joined the Company on August 16, 2004 as Executive Vice President and Chief Financial Officer. From 1989 to 2000, Mr. Carson served in various executive positions with Siemens Energy and Automation, Inc. He was Vice President and Controller of Learning Insights, Inc., 2001-2002, and Vice President and Corporate Controller of IMI Cornelius, 2003-2004.

JAMES L. KOENIG has been secretary and a Director since February 1996. He was Senior Vice President and Chief Financial Officer from February 1996 until August 16, 2004, when he retired. Prior to joining the Company in December 1994, as an independent sales agent, he served in various accounting/management positions in the utilities industry, including Tampa Electric Company, where he was at various times from 1984 Assistant Controller, Director of Audit Services and Director of Regulatory Affairs.

ARNOLD FINESTONE,PHD. has been a Director since April 2001. Dr. Finestone is a business management consultant. From 1970 to 1988, he served in various executive positions with affiliates of Dart & Kraft, Inc., including President of its Dartco subsidiary engaged in marketing and manufacturing high performance engineering plastics for consumer and industrial uses and Executive Vice President of its Chemical-Plastics Group. From 1957 to 1970, he was Vice President and Director of Planning, Development and Marketing, of Foster-Grant, Inc.

WILLIAM H. KOCH, M.D. has been a Director since February 1996. He is a psychiatrist and child development specialist. He is the Founder and Director of Parent and Child Services, Inc., The Parent and Child Consultation Services, and the "School for Parents." He is a former faculty member of the College of Physicians and Surgeons and a former Special Consultant to Child Protective Services in New York City. Dr. Koch also is an author, lecturer and consultant.

SHARON KAY RAY, one of our founders, has been a Director since May 1994. Since March 1989, she has served as regional marketing representative for Novo Nordis Pharmaceuticals, a multi-national pharmaceutical company, and a special marketing consultant for other companies.

JOHN A. SCHILD has been a Director since June 2000. He has been the Director for the Work Related Benefits Program/Family Independence Administration/City of New York since 1998 and was the Site Manager from 1991 to 1998.

ARTHUR YEAP has been a Director since April 2001. Since 1983, Mr. Yeap has been Chief Executive Officer of Novo Group, consultants and manufacturers of consumer audio and video products for professional use. He also has been a principal investigator on the staff of the University of California at Berkley, engaged in research for advanced military and consumer uses for the Internet. From 1996 to 1999, he was Director of Marketing, Consumer Products, for ITV Corp. From 1995 to 1996 Mr. Yeap was Chief Engineer for "WYSIWYG" networks.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has established an Audit Committee. Dr. Arnold Finestone and Arthur Yeap, independent directors, are the current members of the Audit Committee. Dr. Finestone is the audit committee financial expert. The Audit Committee recommends engagement of the Company's independent auditors, is primarily responsible for approving the auditing and non-auditing services performed by the independent auditors and for reviewing and evaluating our accounting principles and system of internal accounting controls.

The Board of Directors does not have an option committee or a nominating committee, the functions of which are performed by the entire Board.

                             EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to, earned by or accrued for our Chief Executive Officer and our other most highly compensated executive officers during our last fiscal year, ended December 31, 2003. No compensation was paid to, earned by or accrued for any executive officer plan for stock options, restricted stock or stock appreciation rights or pursuant to any long-term incentive plan.

                             Annual Compensation (3)

                                                         Cash          Other
NAME AND PRINCIPAL POSITION                     YEAR  COMPENSATION COMPENSATION
---------------------------                     ----  ------------ ------------

Clark Marcus                                    2003   $  207,434  $  549,834(1)
     Chief Executive Officer and President

James L. Koenig                                 2003   $  109,663  $  184,686(2)
     Senior Vice President, Chief Financial
     (retired August 16, 2004) and Secretary

(1) Includes auto allowance of $6,000, deferred compensation of $268,850 (compensation earned in accordance with employment agreement, but not paid) and forgiveness of debt of $274,984.

(2) Includes auto allowance of $6,000, deferred compensation of $170,686 (compensation earned in accordance with employment agreement, but not paid and forgiveness of debt of $8,000.

(3)      There was no Long-Term Compensation for the officers.

STOCK OPTION PLAN

In May 1997, the Board of Directors adopted, and our stockholders approved, the Eye Care International, Inc. 1997 Stock Option Plan. The plan is to be administered by the Board of Directors or a committee of the Board. Pursuant to the plan, options to purchase 750,000 shares of Class A common stock may be granted to directors, employees (including officers) and consultants. To date, no options have been granted under the plan and no stock options or stock appreciation rights were outstanding at December 31, 2003.

EMPLOYMENT AGREEMENTS

Clark Marcus serves as our Chief Executive Officer pursuant to an employment agreement which expires in September 2008. The agreement provides for a salary of $150,000 per annum, increased by an amount equal to the greater of 15% of the prior year's salary or the increase in the consumer price index for the Tampa, Florida area, plus a bonus beginning at 3% of pre-tax profits in any year that our revenues exceed $1 million and increasing up to 7% of pre-tax profits in any year that revenues exceed $4 million. We may terminate his employment for gross misconduct in the performance of his duties. If Mr. Marcus' employment is terminated within 12 months following a change in control, as defined, Mr. Marcus will receive his salary, bonus and additional compensation for a period equal to the greater of the remainder of the term of the employment agreement or 3 years.

James L. Koenig served as our Senior Vice President and Chief Financial Officer, until August 16, 2004 when he retired, pursuant to an employment agreement that would have expired in February 2008; he continues as Secretary. The agreement provided for a salary of $125,000 per annum, increased by an amount equal to the greater of 10% of the prior year's salary or the increase in the consumer price index for the Tampa, Florida area, plus a bonus of 3% of our pre-tax profits in any year that our revenues exceed $1 million.

Each of Messrs. Marcus and Koenig entered into an agreement with us which provides that, for a period of three years following termination of his employment, he will not engage, directly or indirectly, in a business within the United States that markets products or services the same as, similar to, or competitive with, our products or services, whether fully developed or in the development stage; solicit or accept business from any entity within the United States which is or was a customer of ours during his tenure with us, if such business involves one of our products, or solicit the employment of, hire or cause any other entity to hire, any of our employees.

                              CERTAIN TRANSACTIONS

In March 2003, Clark Marcus and James L. Koenig forgave the Company deferred compensation for fiscal years 2000, 2001 and 2002 of $426,484 and $511,654, respectively, leaving deferred compensation of approximately $100,000 owing to Mr. Marcus and zero to Mr. Koenig. The Company also owes Mr. Marcus and Mr. Koenig deferred compensation for the nine months ended September 30, 2004 of $358,424 and $129,385, respectively. The deferred compensation does not bear interest. Also in March 2003, the Company forgave Mr. Marcus and Mr. Koenig of indebtedness for loans of $274,984 and $8,000, respectively.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth certain information concerning the beneficial ownership of our common stock as of December 1, 2004 by (i) each stockholder known by us to be the beneficial owner of more than five percent of the outstanding common stock; (ii) each executive officer and director; and (iii) all directors and officers as a group:

                                            Amount and Nature
                                               Of Beneficial                        Percentage  of Common Stock
                                               Ownership (1)                          Beneficially Owned (2)
                                      --------------------------------  ----------------------------------------------------
                                          Class A         Class B               As a %              As a %        As a %
                                          Common          Common                of All              of All        of All
Name                                       Stock           Stock             Common Stock          Class A        Class B
                                      --------------------------------  ------------------------ -------------  ------------
Clark Marcus (3)                                    0       1,583,060            5.6%                 --          35.5%
Sharon Kay Ray (3)                             50,000          24,640              *                  *              *
Scott Carson (3)                               25,000                              *                  *
James L. Koenig (3)                                 0         673,882            2.4%                 --           15.1%
William Koch (3)                               88,748           5,000              *                  *              *
John A. Schild (3)                             67,800              --              *                  *             --
Arnold Finestone (3)                           46,390              --              *                  *             --
Arthur Yeap (3)                                78,096              --              *                  *             --
Omnifirst Capital (4)                       2,500,000              --            9.0%               10.8%           --
Jana Corporation (5)                        1,850,000       2,000,000            13.9%               8.0%          44.5

All officers and directors                    331,034       2,286,582            9.3%                1.4%          51.2%
as a group (8 persons)

-------------------------------
* Less than 1%

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated. For purposes of this table, a person is deemed to beneficially own any shares that such person has the right to acquire within 60 days after December 1, 2004.

(2) Calculated as a percentage of the total number of shares of common stock issued and outstanding without respect to voting power. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to five votes per share. As of December 1, 2004, we had 23,754,800 shares of Class A common stock outstanding and 4,462,802 shares of Class B common stock outstanding, or a total of 28,217,602 shares of common stock outstanding, with total voting power of 46,068,810 shares.

(3) Director or officer of the Company whose business address is c/o Eye Care International, Inc., 1511 North Westshore Boulevard, Suite 925, Tampa, Florida 33607.

(4) Business Address: Laurel Creek Atrium Center, Suite 1285, Moorestown, NJ 08057.

(5) Business Address: 624 Ontario Street, Tampa, FL 33606.

                            SELLING SECURITY HOLDERS

Appendix A which is attached to this prospectus and incorporated herein by reference contains the name of each Selling Security Holder and sets forth, as of December 13, 2004 the amount and percentage of shares of Class A common stock beneficially owned by each before the offering, the amount of shares offered by each, and the amount and percentage of shares to be beneficially owned by each after the offering (assuming all shares offered are sold). Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Shares of common stock subject to options, warrants, conversion or other rights to purchase that are currently exercisable or exercisable with 60 days of December 13, 2004 are deemed outstanding for computing the percentage of shares owned by each Selling Security Holder holding such options, warrants, conversion or other rights, but are not deemed outstanding for computing the percentage of shares owned by any other Selling Security Holder. Unless otherwise indicated, each Selling Security Holder possesses sole voting and investment powers with respect to the shares beneficially owned.

During the nine months ended September 30, 2004, the Company entered into consulting agreements with Selling Security Holders Jana Corporation and OmniFirst Capital Corp., to assist us in furthering our financial and business plan, including expansion of our business. As an inducement, the Company issued 2,000,000 shares of our Class A common stock to Jana Corporation and granted 2,000,000 and 2,500,000 warrants to Jana Corporation and OmniFirst Capital, respectively, to purchase shares of our Class A common stock at an exercise price of $.01 per share,.

                              PLAN OF DISTRIBUTION

The shares of Class A common stock covered by this prospectus may be sold from time to time by the Selling Security Holders directly to one or more purchasers or through brokers or dealers who may act as agents or as principals, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. Any compensation received by agents, in the form of commission or discount, and any profit realized by principals upon resale may be deemed "underwriting compensation" under the Securities Act of 1933 and the Selling Security Holders and any brokers or dealers acting in connection with the offering and sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. We know of no existing arrangements between the Selling Security Holders and any broker or dealer relating to the sale or distribution of the shares.

We have informed the Selling Security Holders that certain anti-manipulative rules contained in Regulation M under the Securities Exchange Act of 1934 may apply to their sales; that they must deliver a copy of this prospectus when offering and selling their shares; that they must comply with the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934; and that they must notify the Company when their participation in the distribution is over and completed.

                            DESCRIPTION OF SECURIITES

COMMON STOCK

We are authorized to issue an aggregate of 120,000,000 shares of common stock, par value $.001 per share, 100,000,000 of which are designated as Class A common stock and 20,000,000 of which are designated as Class B common stock. As of December 1, 2004, 23,205,650 shares of Class A common stock and 4,462,802 shares of Class B common stock were issued and outstanding.

VOTING RIGHTS. Holders of Class A common stock are entitled to one vote per share on all matters upon which shareholders are entitled to vote, including the election of directors. Holders of Class B common stock are entitled to five votes per share on all matters upon which shareholders are entitled to vote, including the election of directors. Holders of the shares of Class A common stock and Class B common stock vote together as a single class on all matters. Class A common stock and Class B common stock are otherwise identical in all other respects. Holders of our common stock do not have subscription, redemption or preemptive rights.

DIVIDENDS. Subject to the rights of holders of preferred stock, holders of Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by the Board of Directors. We do not expect to pay dividends on our common stock in the foreseeable future, and intend to retain earnings, if any, to finance our operations.

LIQUIDATION. Subject to the rights of holders of preferred stock, holders of common stock are entitled to share ratably in our assets legally available for distribution to holders of common stock in the event of we liquidate, dissolve or wind up the company.

CONVERSION. Each share of Class B common stock will be converted automatically into one share of Class A common stock upon transfer by the initial holder of the Class B common stock.

WARRANTS

As of December 1, 2004, 2,507,840 shares of common stock were reserved for issuance upon exercise of outstanding warrants. Certain information concerning the warrants we have issued is set forth below.

EXERCISE PRICE AND EXPIRATION. The warrants have exercise prices ranging from $0.01 to $5.00 per share and expire at various dates ranging from May 2005 through February 2009, as set forth in the following table:

      EXPIRATION DATE     NUMBER          EXERCISE PRICE
      ---------------     ------          --------------

          May-05          240,000          $    2.50
          Jul-05           37,429               2.50
          Aug-05           89,143               2.50
          Sep-05           18,742               2.50
          Oct-05           31,656               2.50
          Nov-05           51,429               2.50
          Dec-05           31,857               2.50
          Jan-06           57,143               2.50
          Feb-06            8,571               2.50
          Mar-06          100,572               2.50
          Apr-06           38,857               2.50
          May-06           50,285               2.50
          Jul-06           12,000               5.00
          Jul-06           10,000               2.50
          Aug-06           62,000               2.50

          Oct-06            2,000               2.50
          Sep-06            5,000               5.00
          Nov-06           15,000               5.00
          Dec-06            1,000               2.50
          Dec-06            4,000               5.00
          Jan-07            6,000               1.25
          Jan-07            5,000               5.00
          Feb-07            5,000               5.00
          Mar-07           15,000               5.00
          Apr-07            3,400               0.05
          May-07           20,000               0.05
          Jul-07            2,000               0.05
          Aug-07            5,000               0.05
          Sep-07            3,000               0.05
          Nov-07            5,000               0.05
          Feb-08           10,000               0.05
          Mar-08           30,000               0.05
          Apr-08           25,000               0.05
          May-08            5,000               0.05
          Jun-08          299,406               2.188
          Jun-08           50,000               0.01
          Jul-08            6,250               0.01
          Aug-08            4,600               0.01
          Sep-08           39,000               0.01
          Oct-08            7,500               0.01
          Jan-09           50,000               0.01
          Jan-09           25,000               0.50
          Feb-09           20,000               0.01
          Aug-09          600,000               1.25
          Oct-09          400,000               2.40

FRACTIONAL SHARES. No fractional shares will be issued upon exercise of any warrants. We will instead round the number of shares issuable upon exercise downward to the nearest whole share.

WARRANTHOLDER NOT A SHAREHOLDER. The warrants we issued do not confer upon holders thereof any voting, dividend or other rights as our shareholders.

PREFERRED STOCK

We are authorized to issue an aggregate of 20,000,000 shares of preferred stock, par value of $.001 per share, with such dividend or interest rates, conversion, liquidation and voting rights, redemption prices, maturity dates and similar matters as may be determined by resolution of the Board of Directors. As of December 1, 2004, 155 shares of Series A convertible preferred stock were issued and outstanding, each share of which is convertible at any time into 400 shares of Class A common stock. and has a liquidation preference of $1,000 per share.

We also have issued and outstanding 86 shares of Series C convertible preferred stock as of December 1, 2004. Each share of Series C convertible preferred stock is convertible into common stock at any time until July 30, 2006, at which date the conversion becomes mandatory. At the time of conversion, each share is deemed to have a value of $10,000 and is convertible in shares of Class A common stock at the lesser of $2.88 per common share or 75% of the lowest bid price during the five days immediately prior to conversion. The holders of the Series C preferred stock are entitled to receive dividends payable on the stated value of the preferred stock at a rate of 6% per annum, which shall be cumulative, accrue daily from the date of issuance and be due and payable on the first day of each calendar quarter. Dividends shall be payable in cash or stock, at market price, at the holder's option. No holder of Series A or Series C preferred stock is entitled to any voting, dividend or other rights as our shareholders.

In addition, the Company has agreed to file a registration statement to register that number of shares reasonably believed necessary for conversion of the Series C convertible preferred stock and exercise of warrants, but not less than 20,000 shares of common stock for each Series C preferred share. The Company also has agreed to file an additional registration statement if the closing bid price of the Company's common stock falls below $1.00, and the conversion rate thus exceeds the 20,000 shares per each preferred share now being registered.

We are authorized to issue up to an additional 19,999,759 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by resolution of our Board of Directors. Accordingly, the Board of Directors is empowered, without further stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized. under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our Company. We have no present intention to issue any additional shares of preferred stock.

                 TRADING MARKET AND RELATED SHAREHOLDER MATTERS

TRADING MARKET. Our common stock was held by approximately 300 shareholders of record at November 1, 2004. The Class A common stock is quoted and traded on the OTC Bulletin Board under the symbol "EYCI" and from time to time in the over-the-counter market in the "Pink Sheets." The Class B common stock and the Series A and Series C preferred stocks are not traded.

The following table sets forth the reported high and low bid prices for our Class A common stock on the OTC Bulletin Board for each quarter of the years ended December 31, 2003 and 2002 and each of the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                           HIGH                          LOW
                                           ----                          ---

         QUARTER ENDED
         -------------

         March 31, 2002                    $2.55                         $0.75
         June 30, 2002                      2.40                          0.85
         September 30,                      1.90                          1.00
         2002

         December 31,                       1.50                          0.30
         2002

         March 31, 2003                     0.51                          0.15
         June 30, 2003                      0.48                          0.17
         September 30,                      0.38                          0.20
         2003

         December 31,                       0.30                          0.06
         2003

         March 31, 2004                     4.45                          0.88
         June 30, 2004                      4.05                          1.95
         September 30,                      3.70                          2.00
         2004

On December 8, 2004 the reported closing high and low bid prices for our Class A common stock on the OTC Bulletin Board were $1.02 and $0.81, respectively. DIVIDENDS. The payment of dividends is within the discretion of our Board of Directors and depends upon our earnings, capital requirements, financial condition and other factors. We have never paid any dividends on our Class A common stock and we do not anticipate paying any dividends in the foreseeable future. We currently intend to retain earnings, if any, to finance our operations.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Article VI of our by-laws provides that a director or officer shall be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (provided such settlement is approved in advance by the Company) in connection with certain actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation - a "derivative action") if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action and except that no person who has been adjudged to be liable to us shall be entitled to indemnification unless a court determines that despite such adjudication of liability, but in view of all of the circumstances of the case, the person seeking indemnification is fairly and reasonably entitled to be indemnified for such expenses as the court deems proper.

Article 6.4 of our by-laws provides that a person indemnified under Article VI of the by-laws may contest any determination that a director, officer, employee or agent has not met the applicable standard of conduct set forth in the by-laws by petitioning a court of competent jurisdiction.

Article 6.5 of our by-laws further provides that directors and officers are entitled to be paid by us the expenses incurred in defending the proceedings specified above, in advance of their final disposition, provided that such payment will only be made upon delivery to us by the indemnified party of an undertaking to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified.

Article 6.6 of our by-laws provides that the right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition, conferred in the Article, will not be exclusive of any other right which any person may have or acquire under the by-laws, or any statute or agreement, or otherwise.

Article 6.7 of our by-laws provides that we may maintain insurance, at our expense, to reimburse the Company and our directors and officers and those of our direct and indirect subsidiaries against any expense, liability or loss, whether or not we would have the power to indemnify such persons against such expense, liability or loss under the provisions of Article VI of the by-laws. We maintain such insurance, in the amount of $1,000,000 aggregate liability for an annual premium of $45,000, in 2004.

Article II of our certificate of incorporation eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent provided by Delaware law. Section 102(b) (7) of the Delaware General Corporation Law, which provides for the elimination off such personal liability except for (i) any breach of the director's duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived any improper personal benefit, or (iv) paying a dividend or approving a stock purchase that was illegal under Section 174 of the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon on behalf of the Company by _______ ___________________, _____________, Delaware.

                                    EXPERTS

The consolidated financial statements of Eye Care International, Inc. and subsidiaries (i) for the fiscal year ended December 31, 2003 have been audited by Brimmer, Burek & Keelen, LLP, and (ii) for the fiscal year ended December 31, 2002 have been audited by Dreslin Financial Services LLP, and are included in this prospectus in reliance upon the respective reports given upon the authority of those firms as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

Eye Care International, Inc. has filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common shares to be offered and sold by the Selling Security Holders. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the common shares offered by this prospectus, reference is made to the registration statement and amendments and exhibits filed therewith. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy o the document filed as an exhibit to the registration statement and each such statement is qualified in its entirety by such reference.

The Company also is subject to the annual and periodic reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith files current, quarterly and annual reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, proxy statements and other information filed by us with the SEC without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained at prescribed rates from the Public Reference Section at 450 Fifth Street, N.W., Washington, DC 20549. Please telephone the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference facilities. Our reports, proxy statements and other information also are available to the public over the internet at the Securities and Exchange Commission's website at HTTP://WWW.SEC.GOV. Our website on the internet is at HTTP://WWW.ECIVISIONPLAN.COM.

                              FINANCIAL STATEMENTS


The financial statements appear below beginning at page F-1.

                                      INDEX TO FINANCIAL STATEMENTS

ITEM 1  FINANCIAL STATEMENTS

FOR THE QUARTER ENDED SEPTEMBER 30, 2004
---------------------------------------

        CONDENSED CONSOLIDATED BALANCE SHEETS - September 30, 2004 and December 31, 2003     F-2

        CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS - For the Three and Nine
        Months ended September 30, 2004 and 2003                                             F-3

        CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS - For the Nine Months
        ended September 30, 2004 and 2003                                                    F-4

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                           F-5



FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
-----------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS - 2003                                                     F-8

BALANCE SHEETS at December 31, 2003 and 2002                                                 F-9

STATEMENTS OF OPERATIONS For years ended December 31, 2003 and 2002                          F-10

STATEMENTS OF STOCKHOLDERS' DEFICIT  For years ended December 31, 2003 and 2002              F-11

STATEMENTS OF CASH FLOWS  For years ended December 31, 2003 and 2002                         F-12

NOTES to Financial Statements                                                                F-13

REPORT OF INDEPENDENT ACCOUNTANTS - 2002                                                     F-21

                               EYE CARE INTERNATIONAL, INC.
                           CONDENSED CONSOLIDATED BALANCE SHEETS

                                           ASSETS

                                                                                   SEPT. 30        DEC. 31
                                                                                     2004            2003
                                                                                 ------------    ------------
                                                                                 UNAUDITED
Current assets
     Cash                                                                        $    112,847    $      1,426
     Accounts receivable (net of allowance for doubtful accounts)                      76,901          55,455
     Prepaid expenses                                                                   4,398          10,557
                                                                                 ------------    ------------
        Total current assets                                                          194,146          67,438

Fixed assets (net of accumulated depreciation)                                         10,268           6,587
Goodwill                                                                              483,000               0
                                                                                 ------------    ------------

TOTAL assets                                                                     $    687,414    $     74,025
                                                                                 ============    ============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
     Accounts payable                                                            $    699,004    $    767,199
     Loans and  notes payable                                                         976,950       3,093,140
     Accrued expenses and payroll taxes                                               160,274         433,958
     Deferred compensation - related parties                                          625,990         487,809
     Deferred revenue                                                                  27,216          32,303
                                                                                 ------------    ------------
Total current liabilities                                                           2,489,434       4,814,409

Long-term liabilities
     Mandatory Convertible Debt                                                       366,333             -0-
     Deferred revenue                                                                  42,891          37,917
                                                                                 ------------    ------------
                                                                                      409,224          37,917
                                                                                 ------------    ------------
Total Liabilities                                                                $  2,898,658    $  4,852,326
                                                                                 ------------    ------------
Stockholders' Deficit
Preferred Stock, $.001 par value, authorized 20,000,000 shares:
    Series A convertible preferred stock; 1,500 shares authorized; 155 and 380 shares issued and outstanding: (aggregate liquidation value:$155,000 and $380,000)
    Series C mandatory convertible stock, authorized 86 shares and 0 shares
         issued and outstanding                                                         --              --

Common stock A, $0.001 par value; authorized shares: 80,000,000;
     issued and outstanding: 20,898,650 and 3,062,722, at September 30,
     2004, and December 31, 2003, respectively                                         20,899           3,062
Common stock B, $0.001 par value; authorized shares: 20,000,000;
     issued and outstanding:  4,462,880 and 255,540, at September 30,
     2004, and December 31, 2003, respectively                                          4,463             255
Additional paid-in capital                                                         47,694,034       9,166,373
Stock subscriptions receivable                                                        (59,816)            -0-

Accumulated deficit                                                               (49,870,824)    (13,947,991)
                                                                                 ------------    ------------
Total stockholders' deficit                                                        (2,211,244)     (4,778,301)
                                                                                 ------------    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                      $    687,414    $     74,025
                                                                                 ============    ============


                                 See notes to financial statements

                                           EYE CARE INTERNATIONAL, INC.
                                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                   (UNAUDITED)

                                                            FOR THE THREE                  FOR THE NINE
                                                            MONTHS ENDED                   MONTHS ENDED
                                                    ----------------------------    ----------------------------
                                                      SEPT. 30        SEPT. 30        SEPT. 30        SEPT. 30
                                                         2004           2003            2004            2003
                                                    ------------    ------------    ------------    ------------
REVENUES
     Membership fees                                $     22,932    $     32,085    $    102,755    $    130,002
                                                    ------------    ------------    ------------    ------------
OPERATING EXPENSES
     Selling, general and administrative expenses        995,608         485,592       4,624,127       1,431,007
     Depreciation                                            657            --             1,536           4,231
                                                    ------------    ------------    ------------    ------------
Total Operating Expenses                                 996,265         485,592       4,625,663       1,435,238

Loss from operations                                    (973,333)       (453,507)     (4,522,908)     (1,305,236)

OTHER INCOME (EXPENSE)
     Interest expense                                    (47,435)        (67,981)       (111,458)       (187,453)
     Financing costs                                     (10,000)            -0-        (110,833)            -0-
     Forgiveness of debt - Related Party                     -0-             -0-             -0-         577,654
     Forgiveness of debt                                     -0-             -0-             -0-         112,000
     Consulting expense for business expansion        (1,421,160)            -0-     (30,575,634)            -0-
     Product Endorsement Fee                                 -0-              96             -0-         254,728
                                                    ------------    ------------    ------------    ------------
Total Other Income (Expense)                          (1,478,595)        (67,885)    (30,797,925)        756,929

Net Loss Before Income Taxes                          (2,451,928)       (521,392)    (35,320,833)       (548,307)
Income Taxes                                                 -0-             -0-             -0-             -0-
                                                    ------------    ------------    ------------    ------------
NET LOSS                                            $ (2,451,928)   $   (521,392)   $(35,320,833)   $   (548,307)

Preferred Stock Dividends                                    -0-             -0-             -0-           4,500

Net Loss Available to Common Stockholders           $ (2,451,928)   $   (521,392)   $(35,320,833)   $   (552,807)
                                                    ============    ============    ============    ============

Basic loss per common share                         ($      0.10)   ($      0.19)   ($      1.86)   ($      0.20)
                                                    ============    ============    ============    ============

Weighted average number of shares outstanding         24,676,344       2,718,099      18,996,824       2,780,470
                                                    ============    ============    ============    ============

                                        See notes to financial statements.

                          EYE CARE INTERNATIONAL, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                               FOR THE NINE
                                                                           MONTHS ENDED SEPT. 30
                                                                            2004           2003
                                                                        ------------    ------------
Cash flow from operating activities; net (loss)                         $(35,320,833)   $   (548,307)

Adjustments to reconcile net income and (loss) to net cash
   provided or (used) in operating activities
   Increase (Decrease) by non-cash additions to income:
         Write-off of deferred compensation                                                 (936,639)
         Write-off of accounts payable                                                      (112,000)
         Issuances of shares and warrants for services                    29,003,644
         Issuance of shares for conversion of debt and interest            3,983,749
         Depreciation                                                          1,508           4,231
         Forgiveness of officer's loans receivable                                           282,984
         Tax liability on forgiven loans receivable                                           76,000
         Interest accrued but not paid                                                       168,586
         Non-cash legal expense                                                               10,000
         Increase in Allowance for uncollectible accounts                     36,500
     Changes in operating assets and liabilities:
        (Increase) decrease in accounts receivable                           (51,598)        (57,403)
         (Increase) decrease in prepaid interest                               6,159
         Increase (decrease) in accounts payable and accrued expenses        (83,489)         91,581
         Increase (decrease) in net deferred revenue                            (114)         (7,063)
         Increase (decrease) in net deferred compensation                    138,181         275,339
         Increase (decrease) in stock subscription receivable                (59,816)
                                                                        ------------    ------------

Net cash (used) in operations                                             (2,346,109)       (752,691)

Cash flow from investing activities:
         Advances to stockholders/officers                                    (6,348)        (59,590)
         Investment in Subsidiary                                           (130,000)
         Purchase of property and equipment                                   (5,189)         (5,841)
                                                                        ------------    ------------
Net cash provided (used) by investing activities                            (141,537)        (65,431)

Cash flow from financing activities:
         Proceeds from short-term borrowings                               2,358,185         743,500
         Proceeds from Sale of preferred stock                               602,000
         Payment of Promissory Notes and accrued interest                   (610,500)
         Proceeds from exercise of warrants                                  249,382
                                                                        ------------    ------------

Net cash provided by financing activities                                  2,599,067         743,500

Increase or (decrease) in cash                                          $    111,421    $    (74,622)

Cash - January 01                                                              1,426          78,097
                                                                        ------------    ------------
Cash - September 30                                                     $    112,847    $      3,475
                                                                        ============    ============

Supplemental disclosures:
         Interest paid                                                  $     10,500    $        -0-
         Taxes paid                                                              -0-             -0-
   Warrants issued for consulting services                                16,197,311             -0-
   Stock issued for consulting services                                   10,462,583             -0-
   Stock issued to related parties for services                            2,343,750             -0-
   Stock issued for conversion of debt & interest                          3,983,749             -0-

                        See notes to financial statements

                          EYE CARE INTERNATIONAL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE A:  BASIS OF PRESENTATION

The accompanying unaudited financial information has been prepared by Eye Care International, Inc. (the Company) in accordance with accounting principals generally accepted in the United States of America for interim financial information, and in accordance with the instructions to Form 10-QSB, and Item 310(b) of Regulation S-B, of the Securities and Exchange Commission (SEC). In the opinion of management, all adjustments (consisting of normal and recurring adjustments) considered necessary for a fair representation have been included. Financial results for the interim nine-month period are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. The December 2003 comparative balance sheet presented was derived from audited financial statements, but does not include all disclosures required with the audited annual statements. This financial information should therefore be read in conjunction with the financial statements and notes included with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B:  MUTUAL FORGIVENESS OF DEBTS

During the nine months ending September 30, 2003, the Company and two of its officers, Clark Marcus (CEO) and Jim Koenig (CFO) entered into agreements whereby Messrs. Marcus and Koenig relinquished their claims to deferred compensation (earned but unpaid) in the amounts of $424,985 and $511,654, respectively. In consideration for their agreements, the Company forgave collection of personal loans and advances to them, totaling $282,984. The resultant gain on this transaction to the Company is reduced by the tax liability associated with the forgiveness of debt, for which the Company has agreed to reimburse the officers. This transaction resulted in the Company recording a net gain of $577,654, in 2003.

NOTE C:  SHORT-TERM NOTES PAYABLE

During the nine months ended September 30, 2004, the Company borrowed $1,991,852 from accredited investors. These loans are evidenced by short-term notes, maturing within one year of date of issuance, and bearing interest of 10 percent. The Company, through an arrangement with the May Davis Group, borrowed from 11 accredited investors a total of $366,333 of three-year mandatory convertible debt, which bears interest at the rate of 7 percent per annum. The notes are convertible into the Company's common stock at the lesser of 120 percent of the closing bid price of the Company's common stock on the closing date, or 75 percent of the lowest closing bid price during the five days immediately prior to the conversion date.

During the first nine months of 2004, some of the Company's noteholders converted their notes into the Company's common stock at the rate of two shares for each one-dollar of principal and accrued interest. This resulted in the Company converting $3,735,860 of its existing debt and $247,889 of its accrued interest into common stock.

NOTE D:  COMMON AND PREFERRED STOCK AND WARRANTS

In May of 2004, the Company received approval from its shareholders, to increase its authorized shares from fifty million shares to one hundred twenty million shares. The authorized shares for Class A common stock was increased from thirty million shares to eighty million shares; its Class B shares from ten million shares to twenty million shares and its preferred shares from ten million shares to twenty million shares

The 100,000,000 authorized shares of common stock consist of two classes; 80,000,000 authorized Class A, and 20,000,000 authorized Class B. On all matters required by law to be submitted to a vote of the holders of common stock, each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to five votes per share. At September 30, 2004 and December 31, 2003 the issued and outstanding shares of common stock by class were as follows:

                                                         September 30        December 31
                                                             2004                2003
Class A common stock issued and outstanding               20,898,650           3,056,722
Class B common stock issued and outstanding                4,462,880             255,540
                                                          ----------           ---------
         Total common stock issued and outstanding        25,361,530           3,312,262

Three investors holding a total of 225 shares of Series A preferred stock exercised their conversion privilege and converted their Series A preferred stock into 90,000 shares of Class A common stock during the nine month period ended September 30, 2004.

Through the conversion of promissory notes and accrued interest as discussed in Note C above, outstanding shares increased by 7,713,950 shares. Shares outstanding were further increased by 6,680,000 shares due to holders of warrants exercising their warrants; through the issuance of 3,598,500 shares for services, and 90,000 shares issued resulting from the conversion of 225 shares of preferred stock.. During the first nine months of 2004, the Company issued a total of 6,833,108 warrants, of which 250,000 were exercisable at the rate of $0.50 per share of common stock and the remaining 6,583,108 were exercisable at the rate of $0.01 per share of common stock. The issuance of these warrants created a non-cash charge to the income statement of $16,197,591.

During the nine month period ended September 30, 2004, the Company entered into various agreements with financial and business consultants (including Jana Corporation, OmniFirst Capital, May Davis Group and Fordham Financial Management) to assist in furthering its financial and business plan, including the expansion of its business. The consultants were to assist the Company in its efforts to effect acquisitions and to obtain relationships with sources of revenue. As an inducement to these consultants to provide these services, the Company granted them, in the aggregate, approximately 5.7 million warrants. These warrants entitled the consultants to purchase the Company's common stock at a price of $.01 per share. The Company also issued 3.6 million shares of common stock to the consultants. The value of those warrants was determined using the intrinsic value method and the common stock was valued at the market value at the time of issuance. This resulted in a non-cash charge to expense in the first nine months of 2004 of $29,003,644. The Company and Fordham Financial have agreed that Fordham will return any stock previously issued to them if they do not produce any acceptable equity financings within a specified period of time.

As a result of the agreement with Jana Corporation, the Company has signed a contract with Benelux Capital S.A. who is identifying viable synergistic acquisitions for the Company. Jana was also instrumental in negotiating the Company's October 2004 acquisition of the revenue-producing "PhotoScreener", which is a camera especially designed for the detection of vision disorders in young and preverbal children.

OmniFirst Capital was instrumental in locating and assisting in the 2004 acquisition of LBI Brokerage, which has already added revenues for the Company; for providing access to Flagship, the healthcare arm of MBNA and the Company is in well advanced stages of contract negotiation to provide the vision benefit to Flagship members, and for developing a relationship with Jay Force who has been instrumental in introducing the Company to certain clients which may produce substantial revenues for the Company. Further contributing factors to the value of LBI Brokerage include it's managements extensive background in the insurance industry and it being appointed as a Managing General Agent (MGA) by Transamerica's Worksite Marketing Division. LBI Brokerage distributes Transamerica's entire worksite product through General Agencies, Third Party Administrators and small and large group producers.

The Company reached an agreement to make the acquisition of Self-Funded Alternatives (SFA) and LBI Brokerage in June 2004 in exchange for cash, notes payable and common stock. Immediately after signing the agreements, discussions began whereby the Company would rescind the agreements. In September, SFA returned all stock and substantially all of the cash received from the Company, but SFA will be permitted to distribute the Company's vision plan. The second agreement, for the acquisition of LBI Brokerage was completed in July after significant modifications were made to the agreement.

As previously reported, the Company had entered into an agreement with Zatoon Ventures Limited for a $3 million equity line. The Company allowed this agreement to expire without any liability to the Company. Prior to the expiration of the agreement, the Company had issued 25,000 shares of its restricted common stock to Zatoon.

In August 2004 the Company raised a total of $602,000 from the issuance of 86 shares of mandatory convertible Series C, 6% cumulative, preferred stock, par value $0.001 per share. Each share may be converted at any time until July 30, 2006, when conversion becomes mandatory. At the time of conversion, each share shall be deemed to have a value of $10,000 and is convertible into Class A common stock at the lesser of $2.88 per common share or 75% of the lowest closing bid price during the five days immediately prior to the conversion. As part of the agreements with these two entities, the Company agreed to register shares which are issuable upon the conversion of the warrants and the Series C Convertible Preferred Stock. In addition, for each share of Series C Convertible Preferred Stock purchased by them, they have the right to purchase up to 1% of the issuances of equity securities issued under subsequent funding transactions

NOTE E: STOCK SUBSCRIPTIONS RECEIVABLE

During the nine months ended September 30, 2004, as a result of shareholders exercising their warrants, the Company recorded a total of $59,816 as receivables due from said shareholders. This receivable has been recorded on the balance sheet in the equity section.

NOTE F:  EARNINGS PER SHARE

The basic earnings per share for each period presented was computed based on the weighted average number of common shares outstanding during the period. Fully diluted net income or loss per share has not been presented as in each loss period inclusion of potential common shares (such as the outstanding warrants) would be antidilutive.

NOTE G:  SUBSEQUENT EVENTS

Subsequent to September 30, 2004 the Company allowed its contract with Zatoon to expire without any liability to the Company. In March 2004, the Company had entered into this agreement with Zatoon Ventures Limited (Zatoon) whereby Zatoon would provide financing to the Company of up to $3,000,000 through purchase of the Company's common A stock. Prior to the expiration of the agreement, the Company had issued 25,000 shares of its restricted common stock to Zatoon.

The Company had entered into a financing agreement in November 2003 with Fordham Financial (Fordham) to provide equity financing and other consulting services. In October 2004 the Company and Fordham Financial agreed that Fordham will return any stock previously issued to them if they do not produce any acceptable equity financings within a specified period of time.

During the fourth quarter of 2004 the Company had issued approximately 2.1 million shares of common stock, of which .4 million were for services that either have been or will be performed by consultants, .7 million were notes converted to shares, .2 million were issued in lieu for interest and .7 million were issued in the photo screener transaction. The Company has not, at this time, calculated the resulting non-cash charge to its third quarter 2004 income statement.

In October 2004 the Company acquired the technology and patent rights for the "PhotoScreener", which is a camera especially designed to detect vision disorders in young, and even preverbal, children. The technology/patent rights were acquired from the Feakins Howson Partnership (Sellers), a Pennsylvania partnership, for the immediate issuance of 187,500 shares of the Company's common stock and the issuance of 1,562,500 shares of the Company's common stock one year from the closing date. However, if the post-closing shares are not issued, Sellers shall have the right to have the technology and patent rights reassigned to them. In addition, the Company agreed to issue 750,000 shares of its common stock to the Sellers for consulting services to be provided by the Sellers.

                           BRIMMER, BUREK & KEELAN LLP

                          CERTIFIED PUBLIC ACCOUNTANTS

                        REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
Eye Care International, Inc.
Tampa, Florida

We have audited the accompanying balance sheet of Eye Care International, Inc. as of December 31, 2003 and the related statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eye Care International, Inc. as of December 31, 2003 and the results of operations, changes in shareholders' deficit and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The financial statements as of and for the year ended December 31, 2002 were audited by another auditor. As discussed in Note 8 to the financial statements, the Company has restated its 2002 financial statements during the current year to reflect a reverse stock split in conformity with accounting principles generally accepted in the United States of America. The other auditor reported on the 2002 financial statements before the restatement.

/S/BRIMMER, BUREK & KEELAN LLP

Brimmer, Burek & Keelan LLP
Certified Public Accountants
Tampa, Florida

April 20, 2004

                                              EYE CARE INTERNATIONAL, INC.
                                                     BALANCE SHEETS

ASSETS                                                                    2003                        2002
------                                                                    ----                        ----
  Current assets
       Cash                                                         $      1,426                  $     78,097
       Accounts receivable (net of allowance for doubtful
        accounts)                                                         55,455                        22,670
       Non-trade receivables and employee receivables                       --                           5,050
       Prepaid Expenses                                                   10,557
                                                                    ------------------------------------------

        Total current assets                                              67,438                       105,817

 Fixed assets (net of accumulated depreciation)                            6,587                         4,135

 Loans and Advances to Stockholders and Related Parties                     --                         352,665
                                                                    ------------------------------------------

 Total assets                                                       $     74,025                  $    462,617
                                                                    ==========================================


                       LIABILITIES AND STOCKHOLDERS' DEFICIT

  Current liabilities
       Accounts payable                                             $    767,199                  $    736,078
       Loans and notes payable                                         3,093,140                     1,745,500
       Accrued expenses and payroll taxes                                433,958                       141,767
       Deferred compensation - related party                             487,809                     1,028,011
       Deferred revenue                                                   32,303                        57,899
                                                                    ------------------------------------------
       Total current liabilities                                       4,814,409                     3,709,255

 Long Term Liabilities
       Deferred Revenue                                                   37,917                        47,866
                                                                    ------------------------------------------

 Total liabilities                                                     4,852,326                     3,757,121

 Stockholders' Deficit

 Preferred Stock, $.001 par value, 10,000,000 shares authorized
      Series A convertible preferred stock;
      1,500 shares authorized; 380 and 745 shares issued and
      outstanding (aggregate liquidation value: $380,000 and
      $745,000)                                                             --                               1
      Series B 6% cumulative convertible preferred stock;
      authorized, issued and outstanding: -0- and 685,715
      shares (aggregate liquidation value: $-0- and $385,407)               --                             686

 Common stock  A $.001 par value; 30,000,000 shares authorized;
      3,062,722 shares and 2,415,860 shares issued and
      outstanding at 31 December 2003 and 2002, respectively               3,062                         2,418
 Common stock B $.001 par value; 10,000,000 shares authorized;
       shares and 255,540 shares issued and outstanding                      255                           255
 Additional paid-in capital                                            9,166,373                     9,099,544
 Accumulated deficit                                                 (13,947,991)                  (12,397,408)
                                                                    ------------------------------------------

       Total stockholders' deficit                                    (4,778,301)                   (3,294,504)

 Total liabilities and stockholders' deficit                        $     74,025                  $    462,617
                                                                    ==========================================

                                            See notes to financial statements

                          EYE CARE INTERNATIONAL, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                            2003              2002
                                                        -----------      -----------
REVENUES

Membership fees                                         $   181,392      $   287,735

OPERATING EXPENSES
   Selling, general and administrative expenses           2,647,992        1,451,776
   Depreciation                                               4,940            9,642
                                                        -----------      -----------
Total Operating Expenses                                  2,652,932        1,461,418

Loss From Operations                                      2,471,540       1, 173,683

OTHER INCOME (EXPENSE)
       Interest Expense                                    (364,511)        (235,929)
       Financing Costs                                         --            (86,335)
       Forgiveness of Debt - Related Party                  928,639             --
       Forgiveness of Debt                                  114,274             --
       Product Endorsement Fees                             250,000             --
                                                        -----------      -----------
Total Other Income (Expense)                                928,402         (322,264)

Net Loss Before Income Taxes                             (1,543,138)      (1,495,947)
Income Taxes                                                   --               --
                                                        -----------      -----------

Net Loss                                                 (1,543,138)      (1,495,947)

Preferred Stock Dividends                                     7,446           18,000
                                                        -----------      -----------

Net Loss Available To Common Stockholders               $(1,550,584)     $(1,513,947)
                                                        ===========      ===========

Basic loss per common share                             $      (.54)     $      (.63)

Basic weighted average number of shares outstanding       2,858,330        2,408,313

                        See notes to financial statements

                                                   EYE CARE INTERNATIONAL, INC.
                                                STATEMENTS OF STOCKHOLDERS' DEFICIT
                                              YEARS ENDED DECEMBER 31, 2003 AND 2002


                                Preferred Stock                       Common Stock
                          ----------------------------- ------------------------------------
                            Series A       Series B         Series A           Series B
                          ------------- --------------- ------------------ -----------------
                                                                                                Paid-In     Retained
                          Shares Amount  Shares  Amount   Shares    Amount    Shares    Amount   Capital     Deficit      Total
                          ------ ------  ------  ------   ------    ------    ------    ------   -------     -------      -----
Balance - December 31,
  2001                      745   $1     685,715  $686  11,924,360  $11,925  1,277,700  $1,277  8,908,615  (10,883,461) (1,960,957)
Issuance of common stock                                   155,000      155                       180,245                  180,400
Preferred Dividends                                                                                            (18,000)    (18,000)
Net (Loss)                                                                                                  (1,495,947) (1,495,947)
                          -----  ---     -------  ----  ----------   ------  ---------   -----  ---------  -----------  ----------

Balance - December 31,
   2002                     745    1     685,715   686  12,079,360   12,080  1,277,700   1,277  9,088,860  (12,397,408) (3,294,504)
Reverse split                                           (9,662,640)  (9,662)(1,022,160) (1,022)   10,684
                          -----  ---     -------  ----  ----------   ------  ---------   -----  ---------  -----------  ----------
Balance - December 31,
  2002 - restated           745   $1     685,715  $686   2,416,720   $2,418    255,540    $255 $9,099,544  $(12,397,40) $(3,294,50)
Conversion of Preferred
   stock to Common          (65)  (1)                      130,000      130                          (130)                      (1)
Reverse Stock Split                                       (104,000)    (104)                           104                       -
Redemption of Preferred
  for Debt                  (300)  -    (685,715) (686)                                            (599,314)               (600,000)
Common Stock Issued for
   Cash                                                     50,000       50                         24,950                   25,000
Common Stock Issued for
   Interest                                                112,000      112                         45,873                   45,985
Exercise of Warrants                                       230,500      230                          6,175                    6,405
Conversion of Debt for
   common                                                   21,500       22                         59,749                   59,771
Common Stock Issued for
   Accts Payable                                             4,000        4                          1,996                    2,000
Common Stock Issued for
   Services                                                200,000      200                        128,550                  128,750
Preferred Stock Dividend                                                                                       (7,445)       (7,445)
Warrants Issued with Debt                                                                          398,876                   398,876
Net (Loss)                                                                                                 (1,543,138)   (1,543,138)
                          -----  ---     -------  ----  ----------   ------  ---------   -----  ---------  -----------  ----------
Balance - December 31,
   2003                      380   -        -      -     3,060,720   $3,062    255,540    $255   9,166,373 (13,947,991)  (4,778,301)
                          ====== ===     ======   ====   =========   ======    =======    ====   ========= ===========   ==========


                                              See notes to financial statements

                          EYE CARE INTERNATIONAL, INC.
                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                              2003             2002
                                                                          ----------       ----------
Cash flow from operating activities
Net loss
Adjustment to reconcile net loss to net used in operating activities     $(1,543,138)     $(1,495,947)
        Write-offs of deferred offering costs and other assets                  --             99,256
        Issuances of shares and warrants for services and interest           332,039             --
        Depreciation                                                           4,940            9,642
        Common stock issued for settlement                                     2,000             --
Changes in operating assets and liabilities
        (Increase) decrease in accounts receivables                          (27,735)          19,174
        (Increase) decrease in prepaid expenses                              (10,557)          10,973
        (Increase) decrease in other current assets                          328,341             --
        Increase (decrease) in accounts payable and accrued expenses         164,832          (97,952)
        Net change in debt discount                                          222,016             --
        Increase (decrease) in deferred compensation                        (540,202)         481,050
        (Decrease) in deferred revenue                                       (35,545)         (80,732)
                                                                          ----------       ----------
Net cash used by operating activities                                     (1,103,009)      (1,054,536)
                                                                          ----------       ----------

Cash flow from investing activities
        (Advances to) payments from stockholders/officers                     24,324          (35,961)
         Purchases of property and equipment                                  (7,391)            --
                                                                          ----------       ----------

Net cash provided (used) by investing activities                              16,933          (35,961)

Cash flow from financing activities
        Proceeds from sales of common stock                                   25,000          180,400
        Proceeds from short term borrowings loans and notes payable          978,000          979,500
        Proceeds from exercise of warrants                                     6,405             --
                                                                          ----------       ----------

Net cash provided by financing activities                                  1,009,405        1,159,900

Increase (decrease) in cash                                                  (76,671)          69,403

Cash - January 01,                                                            78,097            8,694
                                                                          ----------       ----------

Cash - December 31,                                                      $     1,426      $    78,097
                                                                         ===========      ============

Supplemental disclosures
        Interest paid                                                    $   203,439      $    15,761
                                                                         ===========      ============
        Common stock issued for settlement                               $     2,000      $
                                                                         ===========      ============
        Common stock and warrants issued for
           interest and services                                         $   332,039      $      --
                                                                         ===========      ============
        Preferred stock redeemed for debt                                $   654,950      $      --
                                                                         ===========      ============
        Taxes Paid                                                       $       -0-      $      -0-
                                                                         ===========      ============


                        See notes to financial statements

                          EYE CARE INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Eye Care International, Inc. (the Company) markets vision care benefit plans and enhancements to plans provided by others. The Company's benefit plans and plan enhancements provide members and members of its plan sponsors (employers, associations and other organizations) the opportunity to obtain discounted eye care services and products from the Company's national network of ophthalmic physicians, optometrists, eyewear suppliers, etc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

REVENUES AND COMMISSIONS RECOGNITION

Revenues from memberships are recognized over the life of the memberships which generally are one year from the month after a member signs up for the program. However, the Company also sells smaller amounts of two and three year memberships which are amortized over their respective periods. The Company received a one time fee from product endorsement which was recognized as income when all obligations of the company had been performed and the billing was made to the customer. In 2003 the Company received this one time product endorsement fee which is recognized as other income due to its expected non reoccurrence. In 2003 the Company also received a minor amount of commission on sale of products. The Company receives orders by telephone and uses a fulfillment center to complete the sale. Those revenues are recognized when the product is shipped and paid for by the customer. Revenues from commissions are immaterial in amount.

STOCK BASED COMPENSATION

During 2003, the Company issued 1,393,506 detachable warrants to purchase Common A stock, to 2003 debt holders in connection with their loans to the Company in the amount of $978,000. The warrants have a term of five years from date of issue and are immediately exercisable by the warrant holders. In accordance with EITF 00-27, the warrants issued to 2003 debt holders were valued utilizing the Black-Scholes formula with a volatility factor of 255% and a tax free interest rated of 4.85%. Based upon that valuation, a debt discount was so determined and is being amortized as interest expense over the life of the debt. The amount of discount determined as pertaining to the warrants is $398,876 and the interest expense for 2003 is $157,566. Prior to 2003, the detachable warrants issued to debt holders were valued using the intrinsic method and the resulting interest expense for 2002 was $322,264. Since the debt is payable in one year from date of issue, the use of the transitional method in EITF 00-27 for warrants issued in 2002 would not make a material difference, and therefore the 2002 financial statements have not been restated to reflect that method.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is calculated using the straight line method over the estimated useful lives of the assets, generally ranging from 5 to 7 years. Additions and major improvements to property and equipment are capitalized. Repair and maintenance expenditures are charged to expense as incurred. As property or equipment is sold or retired, the applicable cost and accumulated depreciation are eliminated from the accounts and any gain or loss is recorded.

ACCOUNTS RECEIVABLE

Accounts receivable, net are stated at estimated net realizable value. Accounts receivable are mostly comprised of balances due from memberships and product endorsements, net of estimated allowances for uncollectible accounts. In determining collectibility, historical trends are evaluated and specific customer issues are reviewed to arrive at appropriate allowances. (See Note 4)

INCOME TAXES

The Company has adopted SFAS 109. The Company has not made a provision for income tax purposes due to incurring losses since inception. There is no current tax expense, and after consideration of a valuation allowance, there is no deferred tax benefit. The cumulative net operating losses of approximately $12,500,000 million can be carried forward to offset future taxable income. The net operating loss carry-forward begins expiring in 2011.

For the years ended December 31, 2003 and 2002, the temporary differences between book income and taxable income consisted of the deferred compensation. Computation of any deferred tax asset is computed by multiplying these temporary differences by the approximate applicable tax rate of 34 percent. Components of the deferred tax asset for the periods end December 31, 2003 and 2002 are as follows:

Income tax expense (benefit) for the years ended December 31, 2003 and 2002 is as follows:

                                                          2003         2002
                                                       -----------  ----------
Current income tax expense (benefit)                   $       -    $       -
Deferred income tax expense (benefit)                          -            -

                                                       ---------    ----------
Income tax expense (benefit)                           $       -    $       -
                                                       =========    ==========

Income taxes for the years ended December 31, 2003 and 2002 differs from the amounts computed by applying the effective income tax rate of 34% to income before income taxes as a result of the following:

                                                           2003         2002
                                                       -----------  ----------
Computed tax expense at the statutory rate                  34%          34%
Increase (decrease) in taxes resulting from:
     Net operating loss                                    (34%)        (34%)
                                                       --------     --------
Current income tax expense (benefit)                         - %          - %
                                                       ========     =========

Temporary differences that give rise to deferred tax assets and liabilities:

                                              2003            2002
                                          -----------      -----------
Deferred tax assets:
      Net operating loss carryforward     $ 4,761,340      $ 3,230,000
      Compensation                               --            340,000
Less valuation allowance                   (4,761,340)      (3,570,000)
                                          -----------      -----------
Gross deferred tax asset                         --               --
Gross deferred tax liability                     --               --
                                          -----------      -----------

Net deferred tax asset                    $      --        $      --
                                          ===========      ===========

As of December 31, 2003, realization of the Company's net deferred tax assets of approximately $4,761,340 was not considered more likely than not, and accordingly, a valuation allowance of an equal amount was provided. The net change in the total valuation allowance during the year ended December 31, 2003 was $1,191,340.

LOSS PER SHARE

The Company has adopted SFAS 128, Earnings per Share issued by the Financial Accounting Standards Board.

Net loss per share was computed based on the weighted average number of shares outstanding during the periods presented. All weighted average shares outstanding have been restated to reflect the 1 for 5 reverse stock split occurring in June 2003.

Diluted loss per share is considered to be the same as basic loss per share since the effect of common stock options and warrants and preferred stock are anti-dilutive.

NOTE 3 - DUE FROM STOCKHOLDERS/OFFICERS

As of December 31, 2003, due from stockholders/officers included the following:

                        2003          2002
                     --------     --------
Loans receivable     $   --       $325,074
Travel advances          --         27,591
                     --------     --------
                     $   --       $352,665
                     ========     ========

NOTE 4 - ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

                                                      2003          2002
                                                    --------      --------

Accounts receivable                                 $ 68,955      $ 22,670
      Less allowance for uncollectible accounts      (13,500)         --
                                                    --------      --------
Total                                               $ 55,455      $ 22,670
                                                    ========      ========

For the years ended December 31, 2003 and 2002, amounts expensed to bad debt was $71,947 and $30,751, respectively. Bad debt expense for the year ended December 31, 2003 includes approximately $43,857 of allowance for uncollectible advances to a consultant and shareholder of the Company.

During the years ended December 31, 2003 and 2002, the Company factored, without recourse, approximately $69,800 and $-0- of individual accounts in accounts receivable. The aggregate amount of loss on the sale of these receivables was $14,590 for the year ended December 31, 2003.

NOTE 5 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

                                     2003           2002
                                  ---------      ---------

Machinery and equipment           $  72,585      $  72,585
Office furniture                     51,845         51,845
Computers and equipment               7,391           --
                                  ---------      ---------

                                    131,821        124,430
Less accumulated depreciation      (125,234)      (120,294)
                                  ---------      ---------

Total                             $   6,587      $   4,135
                                  =========      =========

Depreciation expense for the years ended December 31, 2003 and 2002 was $4,940 and $9,642, respectively.

NOTE 6 - NOTES AND LOANS PAYABLE

Notes and loans payable consist of the following as of December 31, 2003 and 2002:

                                                                               2003              2002
                                                                            -----------      -----------
Notes payable to investors and shareholders; bearing interest ranging from 5.75% through 12% per annum; due through December 2002;
   currently in default                                                     $   979,000      $   979,000
Notes payable to investors and shareholders; bearing interest at 8%
   per annum; payable on demand                                                 474,500          474,500
Loans payable to investors and shareholders; payable without specific interest or repayment terms; currently bearing interest ranging
   from 5.75% through 12% per annum                                             242,000          242,000
Notes payable to officers; bearing interest at 8% per annum; with
   no specific repayment terms                                                   50,000           50,000
Notes payable to investors and shareholders; bearing interest at 10%
   per annum; due through December 2003                                         924,000             --
Promissory note payable to shareholder investor; bearing 1.53% interest
   per annum; due June 2004                                                     664,950             --
                                                                            -----------      -----------

Total notes and loans payable                                                 3,334,450        1,745,500

Less discount on debt (See Note 2, Stock Based Compensation)                   (241,310)            --
                                                                            -----------      -----------

Total                                                                       $ 3,093,140      $ 1,745,500
                                                                            ===========      ===========

As of December 31, 2003, all notes and loans payable were classified as current maturities.

As of March 31, 2004, approximately $1,900,000 of debt had been converted in Common A stock (See footnote 16).

NOTE 7 - PREFERRED STOCK

Series A Convertible preferred stock is nonvoting and bears no dividends. Each share is redeemable by the Company on the third anniversary of issuance at $1,000, per share, and convertible into 2,000 shares of Class A common stock, subject to adjustment. Upon a public offering of $5,000,000 or greater, the shares are automatically convertible.

Series B Convertible preferred stock votes on an as if converted basis and bears cumulative dividends at 6%, per annum. Each share is convertible at $2.19, per share, into Class A common stock.

In June 2003, the Company settled a lawsuit with an investor whereby the investor's investment in 300 shares of the Company's Preferred A stock and 685,715 shares of the Company's Preferred B stock was redeemed in exchange for a note payable together with accrued dividends and legal fees. The total amount of the note is $664,950. In addition, the investor was awarded 299,406 warrants exercisable for $2.19 per share of Common A stock. The full amount of the note is recorded as a current liability since its expiration date is June 1, 2004 and bears interest at the annual rate of 1.53%. In addition, the Company agreed to pay a consulting fee to the investor in the amount of $2,440 per month for twelve months beginning with June 2003. Based upon a valuation of the warrants utilizing the Black-Scholes pricing model, the warrants have a zero value and therefore have not resulted in a computation of discount on the resulting debt. The Company also agreed to extend the term for another two years for 240,000 warrants previously issued to the investor. These warrants are exercisable at a price of $2.50 per share. Since the extension of the term of the warrants is considered a change in the warrant, a new measurement date occurred on the date of that change. Utilizing the Black-Scholes pricing model, the value of the warrants at the new measurement date did not result in any additional expense to be recorded by the Company.

NOTE 8 - COMMON STOCK

In June 2003 the Company's board approved a reverse 1 for 5 stock split for its Common A shares. All references to the Common A stock in the accompanying financial statements have been adjusted to reflect the post split shares of Common A.

During 2003, the Company issued detachable warrants to all convertible debt holders in addition to their convertible notes. This practice is consistent with the Company's activity in prior years. However, EITF 00-27 requires the calculation of the fair value of the warrants so issued for periods ending after December 31, 2002. The resulting valuation of the warrants is then reflected as a discount of the underlying debt and a corresponding addition to additional paid in capital. The amount of this discount so valued in 2003 is $398,876 and is being amortized over the life of the debts as interest expense. The amount of interest expense recorded for 2003 was $157,566. Warrants issued in prior years were recorded as an interest expense utilizing the intrinsic method of valuation pursuant to EITF 98-5.

In 2003, the company settled a lawsuit with a former employee for prior unpaid wages whereby they agreed to a payment of 4,000 shares of Common A stock and a note in the amount of $55,000 payable over one year on a monthly basis. The value of the shares issued for the settlement was $2,000.

The Company issued 150,000 shares of Common A stock for consulting services to three consultants. The value of the shares issued was $102,500.

NOTE 9 - WARRANTS

During the years ended December 31, 2003 and 2002, the Company issued warrants to purchase 1,369,506 and 184,400 shares of Class A common stock, respectively. At December 31, 2003 there were 2,325,949 warrants to purchase Class A common stock outstanding, exercisable at varying prices (weighted average price of $2.30) through 2006. The following table summarizes this warrant activity:

                                                                                    2003                      2002
                                                                         --------------------------- -------------------------
                                                                                          Weighted                   Weighted
                                                                                          Average                    Average
                                                                                          Exercise                   Exercise
                                                                           Warrants        Price      Warrants        Price
                                                                           ----------    ---------   ----------     ---------
        Warrants outstanding, beginning of year                             1,186,943          2.60     897,543      $  2.60
        Warrants issued as additional interest on notes payable             1,369,506          2.19     184,400      $  1.05
        Warrants issued on sales of Class A common stock                                                 15,000      $  0.25
        Warrants cancelled                                                                              (10,000)     $  5.00
        Warrants exercised                                                   (230,500)          .05
                                                                           ----------     ---------   ----------     ---------

        Warrants outstanding, ending of year                                2,325,949          2.30   1,186,943      $  2.60
                                                                            =========     =========   ==========     =======


The following table summarizes the status of warrants outstanding at December 31, 2003; all warrants are immediately exercisable:

           Exercisable and Outstanding Warrants
----------------------------------------------------------
                                        Weighted average
                                           remaining
                                        contractual life
      Post Split                               in
    Exercise Price          Number           Years

            $0.01         978,600              4.41
             0.05         104,400              3.71
             1.25           6,000              3.01
             2.19         299,406              0.42
             2.50         876,541              1.87
             5.00          61,000              2.91

NOTE 10 - STOCK OPTION PLAN

The 1997 Stock Option Plan (Plan) is administered by the Board of Directors or a committee thereof and provides for options to purchase 750,000 shares of Class A common stock to be granted under the Plan to employees (including officers), directors, independent contractors and consultants to the Company. The Plan authorizes the issuance of incentive stock options (ISOs), as defined in the Internal Revenue Code of 1986, as amended, non-qualified stock options (NQSOs) and stock appreciation rights (SARs). Consultants and directors who are not also employees of the Company are eligible for grants of only NQSOs and SARs. The exercise price of each ISO may not be less than 100% of the fair market value of the common stock at the time of grant, except that in the case of a grant to an employee who owns 10% or more of the outstanding stock of the Company or a subsidiary of the Company, the exercise price may not be less than 110% of the fair market value on the date of grant. The exercise price of each NQSO or SAR may not be less than 85% of the fair market value of the common stock at the time of grant. Generally, options shall be exercisable at 20%, per year, and shall be outstanding for ten years.

As of December 31, 2003 and 2002, no options have been granted under the Plan.

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts receivable, accounts payable and other current liabilities approximates fair value because of their short maturity. The carrying amount of notes payable approximates fair value based on stated interest rates, shares and warrants being approximate to current market interest rates.

NOTE 12 - COMMITMENTS AND CONTINGENCY

LEASE

The Company is committed under a lease for office space through May 31, 2006. For the years ended December 31, 2003 and 2002, rent expense was approximately $117,677 and $116,107, respectively.

The following is a schedule of future minimum lease payments (net of sales tax) required under this lease.

              Year Ending December 31,
              ------------------------

                         2004                              $ 105,426
                         2005                              $109, 475
                         2006                              $  46,360


NOTE 13 - LITIGATION AND CONTINGENCIES

At December 31, 2003, the Company was involved in various lawsuits, claims or disputes arising in the normal course of business. The settlement of such claims cannot be determined at this time. Management does not believe the ultimate outcome of these matters will be significant to its results of operations or cash flows.

NOTE 14 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. However, the Company has sustained operating losses in recent years. Further for the year ended December 31, 2003, the Company had negative working capital of approximately $4,746,971, a net loss of approximately $1,543,138 and has incurred substantial losses in previous years resulting in an accumulated deficit of approximately $13,947,991. Although these factors raise substantial doubt about the ability of the Company to continue as a going concern the Company has taken several actions to ensure that the Company will continue as a going concern through December 31, 2004.

The Company signed a financing agreement in November 2003 with an investment banking firm to obtain convertible debt financing to the Company in the approximate amount of $500,000 which is expected in the second quarter of 2004. In January 2004, the Company signed another investment agreement with an investment banking firm to provide funds of approximately $400,000. In addition, as of April 22, 2004, the Company has signed an agreement with an additional investment banking firm that has committed to investing a minimum of $500,000 and a maximum of $3,000,000 in debt convertible into common stock of the company predicated on the filing of a registration statement Form SB-2 . Such funds would be available on the successful filing of Form SB-2 and the investment of those funds would extend over the following forty eight months. The Company is also in final stages of an agreement to merge with a company that will add positive cash flow and significant marketing opportunities to the Company's services. The Company has converted approximately 75% of its convertible debt as of March 31, 2004 and therefore feels it will be able to obtain equity capital and additional operating revenues to continue as a going concern. However, these expected plans are subject to change that could affect the Company's ability to raise the equity capital and increase revenues for the subsequent year.

NOTE 15 - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2003 and 2002, the Company had an employment agreement with its President and Chief Executive Officer, Clark Marcus. The agreement, which originally had an expiration date of September 20, 1999, was extended by resolution of the Board of Directors, on February 15, 1996, for a period of five years, originating upon the date the executive commences to receive his full compensation, as provided under the terms of the employment agreement. Therefore the original agreement is still in effect.

As of December 31, 2003, a total of $ 358,424 deferred compensation was due to this executive. $227,750 of deferred compensation was due for services performed during the year ended December 31, 2003 and $130,674 for services performed in prior years. Deferred salary from prior years is net of a forgiveness of accrued salaries in the amount of approximately $424,000.

During the years ended December 31, 2003 and 2002, the Company had an employment agreement with James Koenig, Chief Financial Officer. The agreement originally had an expiration date of February 1, 2001. The Board of Directors extended this agreement on the same terms as described for its President and Chief Executive Officer.

As of December 31, 2003, the Company had accrued deferred compensation of approximately $129,400 for services performed during the year 2003 by Mr. Koenig. In addition, Mr. Koenig forgave approximately $511,000 of deferred compensation payable to him from prior years.

The terms of the employment agreements include annual salary increases and bonuses, to be determined by the Board of Directors. In addition, to fringe benefits afforded to other senior executives, the Company is obligated to pay premiums for life, travel and accident insurance, with a double indemnity provision, in the amount of five times the President and Chief Executive Officer's base compensation, with the beneficiary to be designated by the executive.

NOTE 16 - SUBSEQUENT EVENTS

In January 2004, the Company offered substantially all debt holders an improved conversion for their debt at the rate of one share of Common A stock for every $.50 of debt. Through March 31, 2004, approximately $1,900 000 of the $2,670,000 debt has converted into Common A stock.

In January 2004 the Company entered into an agreement with the May Davis Group
(May), an investment banking group, to assist in raising up to $400,000 of equity financing for the Company. The Company has begun receiving funds under this agreement and are in the form of three-year mandatory convertible debt with an annual interest rate of seven percent. Through April 2004, the Company has received approximately $266,333 pursuant to this financing. May has provided assistance in the financing with Zatoon Ventures Limited.

In March 2004, the Company entered into an agreement with Zatoon Ventures Limited (Zatoon) whereby Zatoon will provide financing to the Company of up to $3,000,000 through purchase of the Company's common A stock. The purchases are to be in increments of at least $25,000 and no more than $500,000 at a time at the request of the Company. The agreement is to be for a term of the later of 36 months from the commencement period or 48 months from the date of the agreement. This agreement is predicated upon the Company filing a registration statement Form SB-2 with the Securities and Exchange Commission within 60 days of the agreement and maintaining its listing on a principal market.

The Company had entered into a financing agreement in November 2003 with Forham Financial (Fordam) to provide equity financing and other consulting services. The Company expects to begin receiving funds by May 2004 of up to $500,000 through convertible debt through the efforts of Fordam.

In March 2004, the Company settled a fee dispute with a law firm that had provided legal services to the Company. That settlement resulted in a reduction in the amount owed which has been reflected as of December 31, 2003.

In April 2004, the Company entered into an agreement with United Networks of America (United) whereby United will add the Company's line of services to its offerings through its network of providers and members nationwide.

Subsequent to year end, the Company entered into significant discussions with a healthcare company and its affiliates to acquire all of the capital stock and equity interests of that company in exchange for common A stock of the Company. As a result of the proposed merger, Eye Care International, Inc. would own 100% of the common stock of the acquired company and shareholders of that company would own approximately 50% of the Company. As of April 20, 2004, the companies had not finalized an agreement.

                           DRESLIN FINANCIAL SERVICES

                          CERTIFIED PUBLIC ACCOUNTANTS

                        REPORT OF INDEPENDENT ACCOUNTANTS




Board of Directors and Stockholders
Eye Care International, Inc.
Tampa, Florida

We have audited the accompanying balance sheet of Eye Care International, Inc. as of December 31, 2002 and the related statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eye Care International, Inc. as of December 31, 2002 and the results of operations, changes in shareholders' deficit and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note M to the financial statements, the Company has incurred recurring losses from operations which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note
M. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The financial statements as of and for the year ended December 31, 2001 were audited by other auditors.

/S/ DRESLIN FINANCIAL SERVICES

Dreslin Financial Services
Certified Public Accountants
Seminole, Florida

April 15, 2003

                                   Appendix A

                                             SELLING SECURITY HOLDERS

                                                    Common Stock                                                     Percent
                                                 Beneficially Owned      Shares of Common        Common Stock         After
                                                 Before Offering (1)   Stock Being Offered    Beneficially Owned    Offering
           Selling Security Holder                                       in the Offering      After Offering (1)       (1)
----------------------------------------------- ---------------------- --------------------- --------------------- ------------
Alan Kaye                                                     110,000                50,000               110,000      .4%
Ira Levin                                                      66,500                40,000                66,500      .2
Barry Silverman                                               100,000               100,000               100,000      .3
Clifton Bell                                                   50,000                50,000                50,000      .2
Charles Ludwig                                                 30,000                30,000                30,000      .1
David Gorenstein                                               30,000                30,000                30,000      .1
Fred Schecter                                                  90,000                70,000                90,000      .3
Howard Diamond                                                 30,000                30,000                30,000      .1
Jane Centrella & Paul Cush                                     30,000                30,000                30,000      .1
Joseph Geever                                                  30,000                30,000                30,000      .1
Alan D. Davis & Joni Davis JTWROS                             122,296               122,296               122,296      .4
Rhonda Burkholz                                                50,000                50,000                50,000      .2
Ronald Dahlquist                                               50,000                50,000                50,000      .2
Samuel Leftwich                                               100,000               100,000               100,000      .3
Rodney Guthrie                                                197,916                90,000               197,916      .6
Sidney Bickel                                                  50,000                50,000                50,000      .2
Stanley Zislis                                                 50,000                50,000                50,000      .2
Joseph Darling                                                100,000               100,000               100,000      .3
Steve Bickel                                                  150,000               150,000               150,000      .5
Brian Mirman                                                  260,000               260,000               260,000      .8
David Poindexter                                              100,000               100,000               100,000      .3
Arthur & Kay Trevorrow                                        150,000               150,000               150,000      .5
Richard Walton                                                 70,000                70,000                70,000      .2
Herbert Coe                                                   140,000               140,000               140,000      .5
Tanya Martino                                                  50,000                50,000                50,000      .2
Wayne Nicklin                                                 100,000               100,000               100,000      .3
Valerie Montecalvo                                             30,000                30,000                30,000      .1
Maurice & Beverly Levy                                         70,000                70,000                70,000      .2
Scott Leftwich                                                 10,000                10,000                10,000       -
Roger Reese                                                    10,000                10,000                10,000       -
Joseph Sanders                                                432,584               126,800               432,584      1.4
Gerald Wedding                                                 60,000                60,000                60,000      .2
Grant Bettingen                                                15,200                15,200                15,200       -
Raymond & Rose Sanders                                         10,000                10,000                10,000       -
Patrick Fasano                                                 30,000                30,000                30,000      .1
Alario Real Estate, Inc.                                      100,000               100,000               100,000      .3
Eric Weston                                                    65,000                50,000                65,000      .2
Bush Investors                                                 50,000                50,000                50,000      .2


                                                    Common Stock                                                     Percent
                                                 Beneficially Owned      Shares of Common        Common Stock         After
                                                 Before Offering (1)   Stock Being Offered    Beneficially Owned    Offering
           Selling Security Holder                                       in the Offering      After Offering (1)       (1)
----------------------------------------------- ---------------------- --------------------- --------------------- ------------
Edward Braunstein                                             324,190               324,190               324,190      1.0
Glenn Pearson                                                  25,000                25,000                25,000      .1
Margaret Husted                                                 5,000                 5,000                 5,000       -
Greg Yolowitz                                                 300,000               300,000               300,000      1.0
Marc Abo                                                      100,000               100,000               100,000      .3
Pietro Oriolo                                                  25,000                25,000                25,000      .1
Gary DiBenedetto                                              112,308               112,308                56,000      .4
Herbert Nevyas                                                703,520               703,520               703,520      2.3
Neil Robinson                                                 210,418                70,000               210,418      .7
Howard & Shirley Goldsmith                                     50,000                50,000                50,000      .2
Scott Garshell                                                100,000               100,000               100,000      .3
Scott Carson                                                   75,000                75,000                75,000      .2
Gregory Morris                                                 50,000                50,000                50,000      .2
Mitchell Freeman                                              205,112               167,112               205,112      .7
G. Martin Fell                                                134,912               134,912               134,912      .4
Arthur Yeap                                                    78,096                50,000                78,096      .3
Alan D. Davis                                                  50,000                50,000                50,000      .2
Alan Davis                                                     90,000                90,000                90,000      .3
Neil Shapiro                                                  100,000               100,000               100,000      .3
Katzman Grandchildren Trust                                   401,720               218,000               401,720      1.3
Norman Clements                                                10,000                10,000                10,000        -
Clark A. Marcus                                             1,583,060               750,000             1,583,060      5.1
Omnifirst Capital Corp.                                     2,500,000             2,500,000             2,500,000      8.1
Jana Corporation                                            2,000,000             2,000,000             2,000,000      6.5
Jana Corporation                                            1,850,000             1,850,000             1,850,000      6.0
Angelina Stayton                                                5,000                 5,000                 5,000        -
Boru Enterprises                                              160,000               160,000               160,000      .5
James L. Koenig                                               673,882               536,654               673,882      2.2
Axelle Simonnard                                              336,162               263,304               336,162      1.1
Terrance Julius                                               370,000               370,000               370,000      1.2
Sharon Kay Ray                                                 74,640                50,000                74,640      .2
William Koch                                                   92,548                25,000                92,548      .3
Vipul Lakhani                                                  70,000                30,000                70,000      .2
MeyerMarkelsonYoung, LLC                                      150,000               100,000               150,000      .5
Stonehedge, Inc.                                              400,000               400,000               400,000      1.3
Dennis McClain                                                 60,876                 5,000                60,876      .2
Algis Koncius                                                  60,000                30,000                60,000      .2
Fred Heitzman                                                  60,000                30,000                60,000      .2
John Murray                                                   175,000               175,000               175,000      .6
Lisa Caruso                                                    50,000                50,000                50,000      .2
Spencer Thornton                                               35,000                15,000                35,000      .1


                                                    Common Stock                                                     Percent
                                                 Beneficially Owned      Shares of Common        Common Stock         After
                                                 Before Offering (1)   Stock Being Offered    Beneficially Owned    Offering
           Selling Security Holder                                       in the Offering      After Offering (1)       (1)
----------------------------------------------- ---------------------- --------------------- --------------------- ------------
TimeZoneOne                                                    15,000                15,000                15,000       -
Patrick McInally                                              244,316                75,000               244,316      .8
Jay Force IRA                                                  50,000                50,000                50,000      .2
E. Jay Force                                                   85,000                85,000                85,000      .3
Philip Anthony Faicco                                          15,000                15,000                15,000       -
Microfund, Inc.                                               300,000               300,000               300,000      1.0
Henry Witt                                                     25,000                25,000                25,000      .1
Jairo Estrada                                                  50,000                50,000                50,000      .2
Mark S. Levit Trustee                                          85,000                50,000                85,000      .3
LoBianco Co.                                                    7,000                 7,000                 7,000       -
Service Showcase                                               50,000                50,000                50,000      .2
Baringer S. Athwal                                            200,000               200,000               200,000      .6
Catherince Habib                                               35,000                35,000                35,000      .1
Elizabeth Gannon                                               20,000                20,000                20,000      .1
ComprehensiveCare                                             125,000               125,000               125,000      .4
Victus Capital/Vicus Capital                                2,120,000             2,120,000             2,120,000      6.8
Convertible Debt                                              236,344               236,344               236,344      .8
                                                              -------               -------               -------
        Total Shares                                       20,708,600            18,217,640            20,780,600


(1) Assumes all shares being registered have been issued. Total shares outstanding used to compute percentages is 30,997,796.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our certificate of incorporation and bylaws each contains provisions to indemnify directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. We also maintain insurance for officers and directors against certain liabilities. The pertinent provisions of our governing instruments are set forth in the prospectus under "DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES" and are incorporated herein by reference. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from directors and officers. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as Directors.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Expenses estimated to be incurred by us for this offering are as follows:

          SEC registration fee          $ 2,166
          Printing costs                  1,000
          Legal fees                     28,600
          Accounting fees                 3,000

          Transfer Agent fees                 0
                                        -------
          Total                         $34,766
                                        =======

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

                                   YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                                Preferred Stock                                  Common Stock
                               --------------------------------------------------- -----------------------------------------
                                           Series A         Series B          Series C           Series A              Series B
                                       ---------------   ---------------  ---------------    -----------------    -----------------
                                       Shares   Amount   Shares   Amount  Shares   Amount    Shares     Amount    Shares     Amount
                                       ------   ------   ------   ------  ------   ------    ------     ------    ------     ------
    Balance - December 31, 2001          745     $1     685,715   $686                     11,924,360   $11,925   1,277,700  $1,277
    Issuance of common stock                                                                  155,000       155
    Preferred Dividends
    Net (Loss)
                                       ------   ------   ------   ------  ------   ------    ------     ------    ------     ------
    Balance - December 31, 2002          745      1     685,715    686                     12,079,360    12,080   1,277,700   1,277

    Reverse split                                                                          (9,662,640)   (9,662) (1,022,160) (1,022)
                                       ------   ------   ------   ------  ------   ------    ------     ------    ------     ------
    Balance - December 31, 2002 -
        restated                         745     $1     685,715   $686                      2,416,720    $2,418     255,540    $255
    Conversion of Preferred
        stock to Common                  (65)    (1)                                          130,000       130
    Reverse Stock Split                                                                      (104,000)     (104)
    Redemption of Preferred
       for Debt                         (300)     -    (685,715)  (686)
    Common Stock Issued for Cash                                                               50,000        50
    Common Stock Issued for Interest                                                          112,000       112
    Exercise of Warrants                                                                      230,500       230
    Conversion of Debt for common                                                              21,500        22
    Common Stock Issued for
    Accts Payable                                                                               4,000         4
     Common Stock Issued for
       Services                                                                               200,000       200
    Preferred Stock Dividend
    Warrants Issued with Debt
    Net (Loss)
                                       ------   ------   ------   ------  ------   ------    ------     ------    ------     ------
    Balance - December 31, 2003         380       -        -        -        -        -     3,060,720    $3,062     255,540    $255

    Convert Common B to Common A                                                              130,080       130    (130,080)   (130)
    Common Stock Issue for
        Acquisitions                                                                          850,000       850
    Common Stock Issued for Interest                                                          470,000       470
    Conversion of Debt to
       Common Stock                                                                         8,479,350     8,479    249,204      249
    Common Issued for Accts
       Payable                                                                                 10,000        10
    Exercise of Warrants                                                                    6,680,000     6,680  1,238,138    1,238
    Warrants Issued With Debt
    Convert Preferred to Common        (225)      -                                            90,000        90
    Common Issued for Services                                                              3,410,500     3,410  2,050,000    2,050
    Common Issued to Employees                                                                 25,000        25    800,000      800
    Sale of Preferred Stock
      Series C                                                               86       -
    Preferred Stock Discount
       Amortized
    Write-off of Debt Discount
    Net (Loss)
                                       ------   ------   ------   ------  ------   ------    ------     ------    ------     ------
     Balance - November 30, 2004        155      -         -       -        86        -    23,205,650  $23,206  4,462,802    $4,463

                                            Paid in       Retained
                                            Capital        Deficit              Total
                                          -----------     ------------         -----------
    Balance - December 31, 2001             8,908,615      (10,883,461)       (1,960,957)
    Issuance of common stock                  180,245                            180,400
    Preferred Dividends                                        (18,000)          (18,000)
    Net (Loss)                                              (1,495,947)       (1,495,947)
                                          -----------     ------------         -----------

    Balance - December 31, 2002             9,088,860      (12,397,408)       (3,294,504)

    Reverse split                             10,684
                                          -----------     ------------         -----------
    Balance - December 31, 2002 -
        restated                           $9,099,544      $(12,397,40)      $(3,294,504)
    Conversion of Preferred
        stock to Common                          (130)                                (1)
    Reverse Stock Split                           104                               -
    Redemption of Preferred
       for Debt                              (599,314)                           (600,000)
    Common Stock Issued for Cash               24,950                              25,000
    Common Stock Issued for Interest           45,873                              45,985
    Exercise of Warrants                        6,175                               6,405
    Conversion of Debt for common              59,749                              59,771
    Common Stock Issued for
    Accts Payable                               1,996                               2,000
     Common Stock Issued for
       Services                               128,550                             128,750
    Preferred Stock Dividend                                    (7,445)            (7,445)
    Warrants Issued with Debt                 398,876                              398,876
    Net (Loss)                                              (1,543,138)         (1,543,138)
                                          -----------     ------------         -----------

    Balance - December 31, 2003             9,166,373      (13,947,991)         (4,778,301)

    Convert Common B to Common A                                                      -
    Common Stock Issue for Acquisitions     1,642,463                            1,643,313
    Common Stock Issued for Interest        1,211,330                            1,211,800
    Conversion of Debt to
       Common Stock                        19,181,771                           19,187,089
    Common Issued for Accts
       Payable                                  4,990                                5,000
    Exercise of Warrants                      241,464                              249,382
    Warrants Issued With Debt              15,763,591                           15,763,591
    Convert Preferred to Common                   (90)                                -
    Common Issued for Services                 (5,460)                                -
    Common Issued to Employees              2,342,950                            2,343,775
    Sale of Preferred Stock
      Series C                                602,000                              602,000
    Preferred Stock Discount
       Amortized                              602,000         (602,000)               -
    Write-off of Debt Discount               (191,452)                            (191,452)
    Net (Loss)                                             (36,669,563)        (36,669,563)
                                          -----------     ------------         -----------
     Balance - November 30, 2004          $50,561,930     $(51,219,555)          $(629,956)


ITEM 27. EXHIBITS.

The following exhibits are filed or incorporated by reference:

         EXHIBIT NUMBER                  DESCRIPTION
         --------------                  -----------

         3.1(1)                    Certificate of Incorporation
         3.2(1)                    By-laws
         5.1(*)                    Opinion re: legality
         10.1(1)                   1997 Stock Option Plan
         10.2(1)                   Employment Agreement with Clark Marcus.
         10.3(1)                   Employment Agreement with James L. Koenig
         10.4(2)                   Specimen Provider Agreement -
                                   Ophthalmologist
         10.5(2)                   Specimen Provider Agreement -
                                   Optometrist/Opticians/Optical Outlets

         10.6(2)                   Marketing Brochure
         10.7(2)                   Membership Enrollment Form
         10.9(3)                   Network Service Agreement with Motivano
         10.10(3)                  Agreement for Services with 1stinhealth.com,
                                   Inc.
         10.11(4)                  Employment Agreement with Scott Carson
         21.1(1)                   Subsidiaries
         23.1                      Consent of counsel (included in Exhibit 5.1)
         23.2*                     Consent of Brimmer, Burek and Keelan, LLP
         23.3                      Consent of Dreslin Financial Services

(*) To be filed by amendment

(1) Incorporated by reference to the registration statement on Form 10-SB, filed November 1, 1999.

(2) Incorporated by reference to the annual report on Form 10KSB, as amended, for the fiscal year ended December 31,1999

(3) Incorporated by reference to the quarterly report on Form 10QSB, as amended, for the quarter ended September 30, 2001

(4) Incorporated by reference to the current report on Form 8-K, as amended, for August 16, 2004

ITEM 28. UNDERTAKINGS

The undersigned registrant hereby undertakes that:

(1) It will file, during any period in which it offers or sell securities, a post-effective amendment to this registration statement to:

         (i) Include any prospectus required by Section 10(a) of the Securities Act of 1933;

         (ii) Reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         (iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial BONA FIDE offering.

(3) File a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions set forth in the prospectus under "DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES,"or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on December 15, 2004.

                                    EYE CARE INTERNATIONAL, INC.


                                    BY:   /S/ Clark A. Marcus
                                        ---------------------------------------
                                           Clark A. Marcus, President and Chief
                                               Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Clark A. Marcus and Scott M. Carson, and each or either of them, his true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

     Signature                               Title                                     Date
     ---------                               -----                                     ----
/s/ Clark A. Marcus
---------------------           President, Chief Executive Officer              December 15, 2004
  Clark A. Marcus                  and Director (Principal Executive
                                   Officer)


/s/ Scott M. Carson
---------------------           Executive Vice President and                    December 15, 2004
Scott M. Carson                    Chief Financial Officer
                                   (Principal Financial and
                                   Accounting Officer)

/s/ William Koch
---------------------           Director                                        December 15, 2004
William Koch, M.D.


/s/ James L. Koenig             Director                                        December 15, 2004
---------------------
James L. Koenig


/s/ Sharon Kay Ray
----------------------         Director                                         December 15, 2004
Sharon Kay Ray


/s/ John a. Schild
----------------------         Director                                         December 15, 2004
John A. Schild


/s/ Arnold Finestone
-----------------------        Director                                         December 15, 2004
Arnold Finestone, PhD.


/s/ Arthur Yeap
-----------------------         Director                                        December 15, 2004
Arthur Yeap


                                 Exhibit Index


Exhibit Number                    Description
--------------                    -----------
      23.2*                     Consent of Brimmer, Burek and Keelan, LLP
      23.3                      Consent of Dreslin Financial Services